[GRAPHICS OMITTED]

A World Class Supermarket

FOODARAMA
SUPERMARKETS, INC.

  [LOGO]
ShopRite(R)

2004 Annual Report

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                           [MAP OF NEW JERSEY OMITTED]

                                                                        [LOGO]
                                                                     ShopRite(R)

The Company operates a chain of twenty-six supermarkets located in Central New Jersey, as well as two liquor stores and one garden center, all licensed as ShopRite. The Company also operates a central food processing facility to supply its stores with meat, various prepared salads, prepared foods and other items, and a central baking facility which supplies its stores with bakery products. The Company is a member of Wakefern Food Corporation ("Wakefern"), the largest retailer-owned food cooperative warehouse in the United States and owner of the ShopRite name.

The Company has incorporated the concept of "World Class" supermarket into its operations. "World Class" supermarkets are significantly larger than conventional supermarkets and feature fresh fish-on-ice, prime meat service butcher departments, in-store bakeries, international foods including Chinese, sushi and kosher sections, salad bars, snack bars, meals to go, bulk foods and pharmacies. Currently, twenty-three of the Company's stores are "World Class" and three are conventional supermarkets.

[THE FOLLOWING TABLE WAS REPRESENTED AS A BAR CHART IN THE PRINTED MATERIAL]

Average Annual Sales Per Store*               Annual Sales of Selling Area*
    (in millions)                                 (per square foot)

     '00     40.70                                   '00      933
     '01     43.80                                   '01      992
     '02     44.40                                   '02      986
     '03     46.80                                   '03      995
     '04     49.50                                   '04      969

*Stores open less than 52 weeks have been omitted from this calculation.

DEAR SHAREHOLDER:

      During fiscal 2004, we continued our program of opening new World Class ShopRite stores, replacing older, smaller locations and remodeling existing stores. We opened two new locations, one of which was a replacement for an older, smaller store, purchased an existing store from Wakefern and completed major remodelings in two stores, one of which was expanded. Sales in fiscal 2004 were $1,175,199,000, an increase of 12.0% from fiscal 2003 sales of $1,049,653,000. This increase was the result of improved sales in existing locations and sales from the two new locations opened in Lawrenceville and Aberdeen, New Jersey in April and May 2004, respectively, the purchase of the Bordentown, New Jersey store in June 2004 and the completion of the remodeling and expansion of the East Brunswick, New Jersey location in January 2004 and the remodeling of the Neptune, New Jersey store in October 2004. Fiscal 2004 also benefited from the full year of operations of the four stores opened in fiscal 2003. Comparable stores sales increased 2.0% in fiscal 2004. In calculating comparable store sales, sales from relocated and closed stores as well as new stores opened in the period are not included while sales from remodeled and expanded stores are included. This increase in comparable store sales, while greater than the 1.5% increase in fiscal 2003, was less than in recent years as the result of the effect of competitive store openings and the impact of our new and replacement stores on several of our existing locations.

      Income from operations increased 19.2% to $19,154,000 in fiscal 2004 from $16,065,000 in fiscal 2003. However, net income declined 21.2% to $1,800,000 or $1.75 per diluted share in fiscal 2004 compared to $2,283,000 or $2.26 per diluted share in the prior year period. Certain categories of selling, general and administrative expenses have increased disproportionately in comparison to our sales growth and to inflation in the last several years. We have experienced substantial increases in employee health and pension costs under union contracts and for non-union associates. Additionally, the cost of utilities to operate our stores has increased dramatically in fiscal 2004. We expect these trends to continue for fiscal 2005. Certain of our competitors are non-union and therefore may have lower labor and related fringe benefit costs. These competitors have been active in opening new locations in our trade area.

      Net income in fiscal 2004 was impacted primarily by increases in labor and related fringe benefits which resulted from contractual increases in fringe benefits, increased utility costs resulting from higher gas and electric rates from utility companies, a pre-tax impairment charge of $1,198,000 related to the recording of a non-cash write down of the leasehold improvements resulting from operating losses incurred at a location having a lease expiring in fiscal 2005 and increased interest expense which was the result of an increase in average debt outstanding, including increased capitalized lease obligations, and an increase in the average interest rate paid on debt.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

      Earnings before interest, taxes, depreciation and amortization ("EBITDA") for fiscal 2004 were $41,534,000, an increase of 23.5% over the fiscal 2003 EBITDA of $33,636,000. EBITDA is presented because we believe that EBITDA is a useful supplement to net income and other measurements under accounting principles generally accepted in the United States since it is a meaningful measure of a company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States. Accordingly, we direct your attention to a table reconciling reported net income to EBITDA included in Management's Discussion and Analysis of Financial Condition and Results of Operations--Net Income.

      The Company's working capital position improved by $335,000 in fiscal 2004 and the working capital ratio remained at 1.05 to 1.00. We spent $28,232,000 on numerous capital projects during fiscal 2004, including the purchase of equipment and leasehold improvements for the two new locations opened in fiscal 2004, the purchase of the Bordentown location from Wakefern, the remodeling of the Neptune store and the completion of the expansion and remodeling of the existing location in East Brunswick, New Jersey. The Company made principal payments under long-term debt, excluding capitalized leases, of $9,144,000 and additional long-term debt of $17,841,000 was incurred.

      The Company owns a 15.5% interest in Wakefern, which provides purchasing, warehousing and distribution services on a cooperative basis to its shareholder members, all of which are operators of ShopRite supermarkets. Wakefern requires all of its shareholder members to enter into agreements with Wakefern providing for certain commitments by, and restrictions on, its shareholder members. Among the restrictions in the agreement is a general requirement that a shareholder member must compensate Wakefern for lost warehouse volume if the member withdraws from the cooperative. Similar withdrawal payments are due if Wakefern loses volume by reason of a member selling its stores, merging with another entity or transferring a controlling corporate interest.

      The World Class stores opened in fiscal 2004 in Lawrenceville and Aberdeen, as well as the four locations opened in fiscal 2003, have been very well received by our customers. All of these locations continue to meet or exceed their initial projections and have shown continued improvement in operating results since opening. Leases have also been signed for two new locations and for the expansion and remodeling of an existing location. Negotiations are also ongoing for a lease for one new location. All of these projects will be World Class stores.

      As previously reported in fiscal 2003, the Company and the other defendants settled the shareholder derivative litigation brought against the Company, as nominal defendant, and the members of the Foodarama Board of Directors. A description of the allegations made in the lawsuit, the terms of the settlement and the plaintiffs' application for an award of legal fees are set forth elsewhere in this report. Your attention is directed to Note 14 to the Company's Consolidated Financial Statements. The plaintiffs had applied for an award of legal fees of $975,000 in connection with the settlement of the derivative action. We believed that the amount of the attorneys' fees sought by the plaintiffs was unreasonable and vigorously contested the plaintiffs' fee application. During fiscal 2004, we reached a court-approved settlement with the plaintiffs as well as a settlement with the Company's director and officers liability insurance carrier. This settlement resulted in an after tax charge to net income of $214,000.

      We want to thank our employees and vendors for their continued dedication and hard work in satisfying our customers' needs, and our shareholders for their continued loyalty and support. A special thank you is extended to our customers for their continued patronage of the Foodarama ShopRite stores.


/s/ Joseph J. Saker                     /s/ Richard J. Saker

Joseph J. Saker                         Richard J. Saker
Chairman of the Board                   President and Chief Executive Officer


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

                               2004 ANNUAL REPORT

DISCLOSURE CONCERNING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included in this Annual Report, including without limitation the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" are, or may be deemed to be, "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Foodarama Supermarkets, Inc. (the "Company," which may be referred to as we, us or our) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements contained in this Annual Report. Such potential risks and uncertainties, include without limitation, competitive pressures from other supermarket operators, warehouse club stores and discount general merchandise stores, economic conditions in the Company's primary markets, consumer spending patterns, availability of capital, cost of labor, cost of goods sold including increased costs from the Company's cooperative supplier, Wakefern Food Corporation ("Wakefern"), and other risk factors detailed herein and in other of the Company's Securities and Exchange Commission filings. The forward-looking statements are made as of the date of this Annual Report and the Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those projected in such forward-looking statements.

--------------------------------------------------------------------------------

Stock Price and Dividend Information

The Common Stock of the Company is traded on the American Stock Exchange under the ticker symbol "FSM." High and low stock prices were as follows:

       Fiscal Quarter Ended                                        High            Low
       --------------------------------------------------------------------------------
       February 1, 2003 .................................         $29.20         $26.00
       May 3, 2003 ......................................          28.55          23.98
       August 2, 2003 ...................................          27.50          24.33
       November 1, 2003 .................................          28.70          22.50

       January 31, 2004 .................................         $32.00         $24.05
       May 1, 2004 ......................................          37.23          29.25
       July 31, 2004 ....................................          48.25          36.75
       October 30, 2004 .................................          48.00          36.00

No dividends have been declared or paid on the Company's Common Stock since October 1979. The Company has approximately 303 shareholders of record and approximately 310 beneficial owners.

--------------------------------------------------------------------------------

5 Year Summary of Operations

                                                                                 Fiscal Years Ended
                                               -----------------------------------------------------------------------------------
                                                 October 30,     November 1,       November 2,       November 3,       October 28,
                                                    2004            2003              2002             2001(a)             2000
                                               -----------------------------------------------------------------------------------
                                                                        (000's omitted except per share data)
       Sales ...............................   $ 1,175,199       $ 1,049,653       $   963,611       $   945,301       $   866,363
       Cost of goods sold ..................       865,280           776,656           718,520           711,092           657,436
                                               -----------------------------------------------------------------------------------
       Gross profit ........................       309,919           272,997           245,091           234,209           208,927
                                               -----------------------------------------------------------------------------------
       Operating expenses ..................       290,765           256,932           231,653           220,283           198,216
       Interest, net .......................        16,251            12,260             8,036             7,362             6,741
                                               -----------------------------------------------------------------------------------
                                                   307,016           269,192           239,689           227,645           204,957
                                               -----------------------------------------------------------------------------------
       Income before income tax provision ..         2,903             3,805             5,402             6,564             3,970
       Income tax provision ................        (1,103)           (1,522)           (2,162)           (2,626)           (1,588)
                                               ===================================================================================
       Net income ..........................   $     1,800       $     2,283       $     3,240       $     3,938       $     2,382
                                               ===================================================================================
       Income per common share:
         Basic .............................   $      1.82       $      2.31       $      3.16       $      3.54       $      2.13
                                               ===================================================================================
         Diluted ...........................   $      1.75       $      2.26       $      3.01       $      3.50       $      2.13
                                               ===================================================================================
       Weighted average number of
         common shares outstanding:
            Basic ..........................       987,132           986,789         1,024,235         1,111,727         1,117,290
                                               ===================================================================================
            Diluted ........................     1,030,167         1,011,350         1,076,030         1,124,192         1,117,290
                                               ===================================================================================

      (a)   53 weeks


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                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are those accounting policies that management believes are important to the portrayal of the Company's financial condition and results. The application of those critical accounting policies requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Goodwill

Effective November 3, 2002, the Company implemented Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Accounting for Goodwill and Other Intangible Assets." Goodwill and other intangibles that have indefinite useful lives will not be amortized, but instead will be tested at least annually for impairment at the reporting unit level. The Company has determined that it is contained within one reporting unit and as such, impairment is tested at the company level. During the first quarter of fiscal 2004, the Company completed the goodwill annual impairment test prescribed by SFAS 142. The Company engaged an independent third party appraiser with expertise in valuations of the type contemplated to undertake the first step of Foodarama's Goodwill Impairment Test. The carrying value of the Company's equity was compared to the fair value of the Company's equity as of November 2, 2003 (the "Valuation Date"), the first day of the Company's fiscal year ended October 30, 2004. The fair value was calculated using a weighted average from the results obtained from three widely-accepted valuation approaches:

1. discounted cash flow analysis;

2. comparable public company analysis; and

3. comparable public transaction analysis.

The appraiser excluded the market capitalization of Foodarama's publicly-traded stock as an approach to determine fair value of equity because Foodarama's stock is thinly traded. The Goodwill Impairment Test is comprised of several steps. Based on the results obtained from the first step of the Goodwill Impairment Test, which resulted in the fair value exceeding the carrying value of equity, further analysis was not required, and Foodarama's goodwill was determined not to be impaired. No events or circumstances occurring subsequent to the Valuation Date have affected the valuation as of that date.

Inventory Valuation

We value our inventories at the lower of cost or market. Cost was determined using the last-in, first-out ("LIFO") method for approximately 82% and 81% of inventories in fiscal years 2004 and 2003, respectively. Under the LIFO method, the cost assigned to items sold is based on the cost of the most recent items purchased. As a result, the costs of the first items purchased remain in inventory and are used to value ending inventory. The excess of estimated current costs over LIFO carrying value, or LIFO reserve, was approximately $3,740,000 and $2,735,000 at October 30, 2004 and November 1, 2003,
respectively. Costs for the balance of inventories are determined by the first-in, first-out ("FIFO") method.

Cost was determined using the retail method for approximately 76% and 77% of inventories in fiscal years 2004 and 2003, respectively. Under the retail method, the valuation of inventories at cost and the resulting gross margins are determined by applying a cost-to-retail ratio for various groupings of similar items to the retail value of inventories. Inherent in the retail inventory method calculations are certain management judgments and estimates, including shrinkage, which could impact the ending inventory valuation at cost as well as the resulting gross margins. Cost was determined using the item cost method for approximately 24% and 23% of inventories in fiscal years 2004 and 2003, respectively. This method involves counting each item in inventory, assigning costs to each of these items based on the actual purchase costs (net of vendor allowances) of each item and recording the actual cost of items sold. The item-cost method of accounting allows for more accurate reporting of periodic inventory balances and enables management to more precisely manage inventory and purchasing levels when compared to the retail method of accounting. We believe we have the appropriate inventory valuation controls in place to minimize the risk that inventory values would be materially misstated.

Patronage Dividends

As a stockholder of Wakefern, the Company earns a share of Wakefern's earnings, which is distributed as a "patronage dividend." This dividend is based on a distribution of Wakefern's operating profits for its fiscal year, which ends the Saturday closest to September 30, in proportion to the dollar volume of business transacted by each member of Wakefern during that fiscal year. Patronage dividends are recorded as a reduction of cost of goods sold. The Company accrues estimated patronage dividends due from Wakefern quarterly, based on an estimate of the annual Wakefern patronage dividend and an estimate of the Company's share of this annual dividend based on the Company's estimated proportional share of the dollar volume of business transacted with Wakefern that year. These estimates are based on both historical patronage dividend percentages and current volume merchandise purchased from Wakefern. A change in this estimate by ..01% would represent a change in annual gross profit dollars of approximately $120,000.

Pension Plans and Other Postretirement Benefits

We sponsor two defined benefit pension plans covering administrative personnel and members of a union. The plans' assets consist primarily of publicly traded stocks and fixed income securities. Additionally, the Company will provide certain current officers and provided former officers with supplemental income payments and limited medical benefits during retirement. The determination of the


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                               2004 ANNUAL REPORT

Company's obligation and expense for pension and other postretirement benefits is dependent, in part, on the Company's selection of assumptions used by actuaries in calculating those amounts. These assumptions are described in Notes 15 and 16 of Notes to Consolidated Financial Statements and include, among others, the discount rate, the expected long-term rate of return on plan assets and the rate of increase in compensation costs. In accordance with generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and recorded obligations in future periods. While management believes that its assumptions are appropriate, significant differences in actual experience or significant changes in the Company's assumptions may materially affect pension obligations and future expense.

To develop the expected long-term rate of return on asset assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. Based on these factors and the asset allocation discussed below, the Company elected to use an 8.0% expected return on plan assets in determining pension expense for fiscal 2004. This is the same expected return on plan assets used in determining pension expense for fiscal 2003. The assumptions were net of expected plan expenses payable from the plans' assets. A .50% reduction in our expected long-term rate of return on pension plan assets, holding all other factors constant, would have increased our pension expense during fiscal 2004 by approximately $29,000.

The Company's objective in selecting a discount rate is to select the best estimate of the rate at which the benefit obligations could be effectively settled on the measurement date. In making this best estimate, the Company looks at rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the benefits. This process includes looking at the universe of bonds available on the measurement date with a quality rating of Aa or better. Based on the Company's review of market interest rates, the Company lowered the discount rate that it used for determining future pension obligations to a range from 5.75% to 6.25% for fiscal 2004 compared to a range of 6.25% to 7.00% for fiscal 2003.

Pension and postretirement benefit expense is sensitive to the discount rate and other assumptions used. A .50% decrease in the discount rate assumption used would increase pension and postretirement benefit expense during fiscal 2004 by $80,000 and $48,000, respectively.

As of October 30, 2004, the pension and postretirement benefit plans had cumulative net actuarial losses due to the difference between expected and actual plan experience, and to changes in actuarial assumptions including the discount rate, of approximately $5.2 million and $1.9 million, respectively. These unrecognized net actuarial losses, to the extent not offset by future actuarial gains, result in increases in our future pension and postretirement benefit expense depending on several factors, including whether such gains and losses, as recognized at each measurement date, exceed the corridor in which gains and losses are not amortized, in accordance with SFAS No. 87, "Employers' Accounting for Pensions."

The value of our pension plan assets has increased from $5.8 million at November 1, 2003 to $6.4 million at October 30, 2004. The investment performance returns have slightly increased the funded status of our pension plans. We believe that, based on our actuarial assumptions and due to the funded status of our pension plans, we will be required to make cash contributions of $1.3 million to our pension plans for the fiscal year ending October 29, 2005.

Workers' Compensation Insurance

From June 1, 1991 to May 31, 1997 we maintained workers' compensation insurance with various carriers on a retrospective basis. We have established reserve amounts based upon our evaluation of the status of claims still open as of October 30, 2004 and loss development factors used by the insurance industry. As of October 30, 2004, the workers' compensation reserve totaled approximately $639,000. Such reserve amount is only an estimate and there can be no assurance that our eventual workers' compensation obligations will not exceed the amount of the reserve. However, we believe that any difference between the amount recorded for our estimated liability and the costs of settling the actual claims would not be material to the results of operations.

FINANCIAL CONDITION AND LIQUIDITY

The Company is a party to a Third Amended and Restated Revolving Credit and Term Loan Agreement (the "Credit Agreement") with four financial institutions. The Credit Agreement serves as our primary funding source for working capital and capital expenditures. The Credit Agreement is secured by substantially all of the Company's assets and provided for a total commitment of up to $80,000,000, including a revolving credit facility (the "Revolving Note") of up to $35,000,000, a term loan (the "Term Loan") in the amount of $25,000,000 and a capital expenditures facility (the "Capex Facility") of up to $20,000,000. The Credit Agreement expires December 31, 2007. As of October 30, 2004 the Company owed $15,000,000 on the Term Loan and $20,000,000 under the Capex Facility.

As of April 15, 2004 the Credit Agreement was amended to allow the Company to borrow under the revolving credit facility, on any Tuesday or Wednesday, up to $5,000,000 in excess of the availability under the borrowing base limitation of 65% of eligible inventory as long as a like amount of cash and cash equivalents are on hand at store level or in transit to the Company's banks. This amount was reduced to $4,000,000 on June 16, 2004 and $3,000,000 on July 16, 2004 with the provision expiring on August 16, 2004. Additionally, the amendment realigned the annual limits on Adjusted Indebtedness, Indebtedness attributable to Capitalized Lease Obligations, Adjusted Capex and Store Project Capex to more closely follow the timing of the Company's new store and store remodeling program. The lending group also consented to the purchase of a store location from Wakefern for $1,000,000.

As of August 24, 2004 the Credit Agreement was further amended to allow the Company to borrow under the revolving credit facility, on any Tuesday and any Wednesday, up to $3,000,000 in excess of the availability under the borrowing base limitation of 65% of eligible

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

inventory as long as a like amount of cash and cash equivalents are on hand at store level or in transit to the Company's banks. This provision expired on January 15, 2005. This amendment is superseded by the October 21, 2004 amendment discussed below.

As of October 21, 2004 the Credit Agreement was further amended to allow the Company to borrow under the revolving credit facility up to $6,000,000 in excess of the availability under the borrowing base limitation of 65% of eligible inventory as long as a like amount of cash and cash equivalents are on hand at store level or in transit to the Company's banks. Additionally, the total revolving commitment was increased to $41,000,000. These provisions expired on January 15, 2005.

As of July 19, 2004 the Credit Agreement was amended to increase the limit on the amount of Adjusted Capex for fiscal 2004 to $5,100,000 and decrease the limit on the amount of Adjusted Capex for fiscal 2005 to $4,000,000. The amendment realigned the annual limits on Adjusted Capex to more closely follow the timing of the Company's store remodeling program.

For the year ended October 30, 2004, the value of the accrued benefits under the Company's pension plans exceeded the aggregate fair value of the assets of the plans by $3,117,000, $117,000 more than the amount permitted under the Credit Agreement. This event of default was waived by our lenders.

The Credit Agreement contains a number of covenants with which the Company must comply. Non-compliance with any of such covenants could affect the availability of funds under the Credit Agreement and have a material adverse effect on the Company's financial condition and liquidity.

The Company is in compliance with the major financial covenants under the Credit Agreement as of October 30, 2004 as follows:

                                                                                        Actual (As defined in
            Financial Covenant                              Credit Agreement            the Credit Agreement)
            -------------------------------------------------------------------------------------------------
            Adjusted EBITDA(1) ..................       Greater than $26,000,000               $27,681,000
            Leverage Ratio(1)(2) ................       Less than 3.00 to 1.00                2.74 to 1.00
            Debt Service Coverage Ratio(3) ......       Greater than 1.10 to 1.00             1.78 to 1.00
            Adjusted Capex(4) ...................       Less than $5,100,000(5)                $ 4,983,000(6)
            Store Project Capex .................       Less than $24,500,000(5)               $23,249,000(6)

            (1) Excludes obligations under capitalized leases, interest expense and depreciation expense attributable to capitalized leases, non-cash write downs and changes in the LIFO reserve.

            (2) The Leverage Ratio is calculated by dividing the current and non-current portions of Long-Term Debt and Long-Term Debt Related Party by Adjusted EBITDA.

            (3) The Debt Service Coverage Ratio is calculated by dividing Operating Cash Flow by the sum of adjusted net interest expense, which excludes interest on capitalized leases, the current provision for income taxes and regularly scheduled principal payments, which exclude principal payments on capitalized leases. Operating Cash Flow is calculated by subtracting amounts expended for property and equipment which are not used for projects in excess of $500,000 ($1,604,000 in fiscal 2004) from Adjusted EBITDA.

            (4) Adjusted Capex is all capital expenditures other than New/Replacement Store Project Capex.

            (5)   Represents limitations on capital expenditures for fiscal
                  2004.

            (6)   Represents capital expenditures for fiscal 2004.

On January 29, 2004 we financed the purchase of $1,100,000 of equipment for the expanded store location in East Brunswick, New Jersey. The note bears interest at 6.20% and is payable in monthly installments over its five year term.

On October 15, 2003 we financed the purchase of $1,900,000 of equipment for the expanded store location in East Brunswick, New Jersey. The note bears interest at 6.20% and is payable in monthly installments over its five year term.

On January 31, 2003 we financed the purchase of $4,000,000 of equipment for the new store location in Woodbridge, New Jersey. The note bears interest at 6.45% and is payable in monthly installments over its seven year term.

During the fifty-two weeks ended October 30, 2004, the Company was required to make an additional investment in Wakefern for two new stores, which includes the location purchased from Wakefern, and an increased assessment for a replacement store. On June 19, 2003 Wakefern increased the amount that each shareholder is required to invest in Wakefern's capital stock to a maximum of $650,000 for each store operated by such shareholder member. Previously, the maximum was $550,000 per store. The above changes in the amounts of required investment increased our investment in Wakefern by $3,288,000, which will be paid weekly, without interest, over a four-year period starting September 16, 2003.

Over the next three years the Company plans to open two replacement and three new stores and expand one existing location. For fiscal years 2005, 2006 and 2007 we have budgeted $8,000,000, $32,600,000 and $25,700,000, respectively, for these projects, store remodelings and maintenance capital expenditures. Financing for these projects will be provided by cash flow from operations, the Revolving Note and additional financing outside of, and which is permitted under, the Credit Agreement. Any additional investment required by Wakefern for new locations will be financed by Wakefern.

No cash dividends have been paid on the Common Stock since 1979, and we have no present intentions or ability to pay any dividends in the near future on our Common Stock. The Credit Agreement does not permit the payment of any cash dividends on the Company's Common Stock.

                               2004 ANNUAL REPORT

Working Capital:

At October 30, 2004 the Company had working capital of $4,294,000 as compared to working capital of $3,959,000 on November 1, 2003 and a working capital deficiency of $590,000 on November 2, 2002. The Company normally requires small amounts of working capital since inventory is generally sold at approximately the same time that payments to Wakefern and other suppliers are due and most sales are for cash or cash equivalents. Working capital improved in fiscal 2004 primarily as the result of the increase in receivables from Wakefern. This increase relates primarily to receivables for patronage dividends and other current amounts due us. When collected, the proceeds from these receivables will be used to reduce the Revolving Note which is classified as long-term borrowings. This will result in a corresponding decrease in working capital. The balance of accounts receivables consist primarily of returned checks due the Company, third party pharmacy insurance claims and organization charge accounts. The terms of most receivables are 30 days or less. The allowance for uncollectible accounts is large in comparison to the amount of accounts receivable because the allowance consists primarily of a reserve for returned checks which are not written off until all collection efforts are exhausted and a reserve for payments receivable under an agreement for a formerly occupied location. A legal action has commenced to recover the amounts due us under this agreement.

Working capital improved in fiscal 2003 primarily as the result of the increase in receivables from Wakefern. This increase related primarily to receivables for patronage dividends and other current amounts due us. When collected, the proceeds from these receivables were used to reduce the Revolving Note which is classified as long-term borrowings. This resulted in a corresponding decrease in working capital.

Working capital improved in fiscal 2002 primarily as the result of the increase in receivables due from landlords for construction allowances for the Woodbridge and Ewing, New Jersey locations. When these receivables were collected, the proceeds were used to reduce the Revolving Note which is classified as long-term borrowings. This resulted in a corresponding decrease in working capital.

Working capital ratios were as follows:

            October 30, 2004 ...............................       1.05 to 1.00
            November 1, 2003 ...............................       1.05 to 1.00
            November 2, 2002 ...............................         99 to 1.00

Cash flows (in millions) were as follows:

                                                     2004       2003       2002
                                                     ---------------------------
            From operations ................         $19.6      $17.9     $15.5
            Investing activities ...........         (24.3)     (34.8)    (26.0)
            Financing activities ...........           5.4       17.9      10.6
                                                     ---------------------------
               Totals ......................         $  .7      $ 1.0     $  .1
                                                     ===========================

Fiscal 2004 capital expenditures totaled $28,232,000 with depreciation of $20,634,000 compared to $34,432,000 and $17,096,000, respectively for fiscal 2003 and $21,019,000 and $14,175,000, respectively for fiscal 2002. The increase in depreciation in fiscal 2004 was the result of the purchase of equipment and leasehold improvements for the two new locations opened in Lawrenceville and Aberdeen, New Jersey in April and May 2004, respectively, the completion of the expansion and remodeling of the East Brunswick store in January 2004, the remodeling of the Neptune location completed in November 2004 and the purchase of the Bordentown, New Jersey location in June 2004, as well as the addition of one new capitalized real estate lease and the increase in obligations under a capitalized real estate lease for a replacement store and a full year of depreciation for the four locations opened in fiscal 2003. Additionally, a non-cash impairment charge of $1,198,000 was recorded in fiscal 2004. This charge resulted from operating losses incurred at a location having a lease which is expiring in fiscal 2005. There were no impairment charges recorded in fiscal 2003 or fiscal 2002. The increase in depreciation in fiscal 2003 was the result of the purchase of equipment and leasehold improvements for the four new locations opened in Woodbridge, Ewing, North Brunswick and Hamilton, New Jersey in December 2002, January 2003, May 2003 and October 2003, respectively, and the new bakery facility, as well as six additional capitalized real estate leases. The increase in depreciation in fiscal 2002 was the result of the purchase of equipment and leasehold improvements, as well as the capitalized real estate lease for the Middletown store opened in November 2001 and a full year of depreciation for the three locations remodeled in fiscal 2001.

The number of capital projects undertaken in fiscal 2004 decreased and therefore capital expenditures declined in fiscal 2004. Capital expenditures increased in fiscal 2003 and fiscal 2002 as the result of the purchase of equipment and leasehold improvements for the four new locations opened in fiscal 2003, the construction of and equipment for our new bakery commissary, projects in process in fiscal 2003 for two new stores which were completed in fiscal 2004 and the expansion and remodeling of an existing location.

In fiscal 2004 long-term debt increased $29,147,000 due to the capitalization of one new real estate lease, the increase in obligations under a capitalized real estate lease for a replacement store, an increase in borrowings under the Credit Agreement, financing outside of the Credit Agreement for the purchase of equipment for one location and the issuance of notes for the additional investments required by Wakefern for three of the new locations. Cash generated by operations was used to pay down a portion of existing debt.

In fiscal 2003 long-term debt increased $82,043,000 due to the capitalization of six real estate leases, an increase in borrowings under the Credit Agreement, financing outside of the Credit Agreement for the purchase of equipment for two locations and notes for the additional investments required by Wakefern for two of the new locations and the increase in the required Wakefern investment for each location. Cash generated by operations was used to pay down a portion of existing debt.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

In fiscal 2002 long-term debt increased $26,220,000 due to the capitalization of a real estate lease for the location opened in the year and an increase in borrowings under the Credit Agreement. These increases were partially offset by cash generated by operations used to pay down existing debt.

No shares of Common Stock were purchased in fiscal 2004 or in fiscal 2003.

For the year ended November 2, 2002, the Company repurchased a total of 102,853 shares of Common Stock. 101,553 of these shares were purchased in privately negotiated transactions and the remaining 1,300 shares were acquired in open market transactions. 6,377 of these shares were owned by a member of the family of Joseph J. Saker, the Company's Chairman, and were purchased for an average of $39.52 per share. $4,523,670, or an average of $43.98 per share, was expended for the purchase of the 102,853 shares. While it engaged in repurchasing its stock under an announced stock repurchase program from June 2001 to April 2002, the Company repurchased 131,923 shares for $5,591,597 or an average of $42.39 per share.

During the year ended November 3, 2001, the Company repurchased a total of 29,070 shares of Common Stock. 25,070 of these shares were purchased in privately negotiated transactions. 7,000 of these shares were owned by the Estate of Mary Saker, of which the Company's Chairman, Joseph J. Saker, is a co-executor, and 18,000 shares were owned by certain members of Mr. Saker's family. $1,067,927, or an average of $36.74 per share, was expended for the purchase of the 29,070 shares.

At October 30, 2004, the Company had $1,971,000 of available credit, under its revolving credit facility. The availability does not include the additional $6,000,000 provided by the October 21, 2004 amendment to the Credit Agreement which expired on January 15, 2005. Since no capital projects were in process, the Company has no capital commitments for equipment and leasehold improvements as of October 30, 2004. The Credit Agreement and permitted borrowings outside of the Credit Agreement will adequately meet our operating needs, scheduled capital expenditures and debt service for fiscal 2005.

During fiscal year 2002, the Business Tax Reform Act was passed in the State of New Jersey. This legislation is effective for tax years beginning on or after January 1, 2002 (fiscal 2003). Corporate taxpayers are subject to an "Alternative Minimum Assessment" ("AMA"), which is based upon either New Jersey Gross Receipts or New Jersey Gross Profits, if the AMA exceeds the tax based on net income. We have included in our current tax provision the effect of the AMA. The AMA increased our State current tax liability, net of Federal tax benefit, by $1,519,000 for fiscal 2004. Additionally, in March 2002 and May 2003, The Job Creation and Worker Assistance Act of 2002 and The Jobs and Growth Tax Relief Reconciliation Act of 2003 ("Tax Acts") were passed by the United States Congress. The current Federal tax benefit for accelerated depreciation resulting from the Tax Acts is approximately $1,073,000 for fiscal 2004 and is reflected in deferred income taxes.

The table below summarizes our contractual obligations at October 30, 2004 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

                                                                                Payments Due By Period
                                                           -------------------------------------------------------------
                                                                        Less Than       2-3          4-5        After 5
            Contractual Obligations                         Total         1 Year       Years        Years        Years
            ------------------------------------------------------------------------------------------------------------
                                                                              (Dollars in thousands)
            Long-term debt ..........................      $ 71,466      $ 8,415      $18,093      $44,782      $    176
            Interest on long-term debt(1) ...........        14,960        4,471        7,313        3,176            --
            Related party debt, non-interest
            bearing .................................         4,457          867        1,950          952           688
            Capital lease obligations(2) ............       354,281       15,943       31,566       31,609       275,163
            Operating leases(2) .....................        64,307       10,160       15,910       12,381        25,856
            Other liabilities(3) ....................         4,925        1,289          662          809         2,165
            Purchase obligations--leaseholds
              and equipment .........................            --           --           --           --            --
            Lease commitments--stores under
              construction ..........................            --           --           --           --            --
                                                           -------------------------------------------------------------
                Total ...............................      $514,396      $41,145      $75,494      $93,709      $304,048
                                                           =============================================================

            (1) Includes interest expense at estimated interest rates of 6.00% to 7.50% on variable rate debt of $65,592 and interest expense at interest rates of 6.44% to 8.74% on fixed rate debt of $5,874.

            (2) Lease obligation figures do not include insurance, common area maintenance charges and real estate taxes for which the Company is obligated.

            (3) Other liabilities include estimated unfunded pension liabilities, and estimated postretirement and postemployment obligations based on available actuarial data.

RESULTS OF OPERATIONS

Sales:

The Company's sales were $1,175.2 million, $1,049.7 million and $963.6 million, respectively in fiscal 2004, 2003 and 2002. This represents an increase of 12.0% in 2004 and an increase of 8.9% in 2003. These changes in sales levels were the result of the opening of one new and one replacement store, the purchase of a supermarket and the expansion of an existing supermarket in fiscal 2004 and the opening of two new and two replacement stores in fiscal 2003. The locations opened in May 2004, May 2003 and December 2002 replaced smaller, older stores.

                               2004 ANNUAL REPORT

Comparable store sales increased 2.0% in fiscal 2004 and 1.5% in fiscal 2003. Sales from relocated and closed stores, as well as new stores opened, in the respective periods are not included in this calculation, while sales from remodeled and expanded stores are included in this calculation. Comparable store sales increases in fiscal 2004 and fiscal 2003 were partially offset by decreased sales in certain of the Company's stores affected by competitive store openings and the impact of several of our new and replacement locations. Additionally, the increases in comparable store sales for 2003 were partially offset by a softening in the economy and the impact of deflation in certain product categories.

Gross Profit:

Gross profit totaled $309.9 million in fiscal 2004 compared to $273.0 million in fiscal 2003 and $245.1 million in fiscal 2002. Gross profit as a percent of sales was 26.4% in fiscal 2004, 26.0% in fiscal 2003 and 25.4% in fiscal 2002. Cost of goods sold includes the costs of inventory sold and the related purchase, inbound freight and distribution costs including those costs charged by Wakefern for operation of warehouses, distribution and delivery of product to our stores. Vendor allowances and rebates and Wakefern patronage dividends are reflected as a reduction of cost of goods sold. Any costs to us related to other services which Wakefern provides are not included in cost of goods sold.

Gross profit as a percentage of sales increased in fiscal 2004 primarily as a result of improved product mix (.13%), the contribution of the one new and one replacement store opened in fiscal 2004, including Wakefern incentive programs for new locations (.25%), reduced Wakefern assessment as a percentage of sales (.20%) and a reduction in product loss through improved shrink control (.03%). These increases were offset in part by programs implemented in certain of the Company's stores to address competitive store openings (.22%) and a decrease in the Wakefern patronage dividend (.03%).

Gross profit as a percentage of sales increased in fiscal 2003 primarily as a result of improved product mix (.53%), the contribution of the two new and two replacement stores opened in fiscal 2003, including Wakefern incentive programs for new locations (.32%), reduced Wakefern assessment as a percentage of sales (.05%), an increase in the Wakefern patronage dividend (.13%) and a reduction in product loss through improved shrink control (.03%). These increases were offset in part by programs implemented in certain of the Company's stores to address competitive store openings and by promotional programs for the new locations opened in the current year period (.49%).

The increase in fiscal 2002 of gross profit as a percentage of sales was primarily due to improved product mix (.48%), the contribution of the new location in Middletown, New Jersey (.16%), more efficient commissary operations (.05%), an increase in patronage dividends from Wakefern (.05%) and a reduction in product loss through improved shrink control (.11%). These increases were offset in part by programs implemented in certain of the Company's stores to address competitive store openings (.19%).

Patronage dividends applied as a reduction of the cost of merchandise sold were $9,848,000, $9,119,000 and $7,124,000 for the last three fiscal years. This translates to .84%, .87% and .74% of sales for the respective periods.

                                                                                           Fiscal Years Ended
                                                                             -------------------------------------------
                                                                             10/30/04        11/01/03          11/02/02
                                                                             -------------------------------------------
                                                                                           (In millions)
            Sales ...................................................        $1,175.2         $1,049.7         $  963.6
            Gross profit ............................................           309.9            273.0            245.1
            Gross profit percentage .................................            26.4%            26.0%            25.4%
                                                                             ===========================================

Selling, General and Administrative Expenses:

Fiscal 2004 selling, general and administrative expenses totaled $290.8 million compared to $256.9 million in fiscal 2003 and $231.7 million in fiscal 2002.

                                                                                           Fiscal Years Ended
                                                                             -------------------------------------------
                                                                             10/30/04        11/01/03          11/02/02
                                                                             -------------------------------------------
                                                                                           (In millions)
            Sales ...................................................        $1,175.2         $1,049.7         $  963.6
            Selling, general and
                 administrative expenses ............................           290.8            256.9            231.7
            Percent of sales ........................................            24.7%            24.5%            24.0%
                                                                             ===========================================

Selling, general and administrative expenses increased as a percent of sales when comparing fiscal 2004 to fiscal 2003. Increases in labor and related fringe benefits, depreciation, impairment charges and occupancy costs were partially offset by decreases in pre-opening costs and administration. The increase in labor and related fringe benefits was the result of contractual increases in fringe benefits. Labor and related fringe benefits increased from $146,006,000 to $164,280,000. Depreciation increased as the result of the purchase of equipment and leasehold improvements for two new locations opened in Lawrenceville and Aberdeen, New Jersey, the completion of the expansion and remodeling of the East Brunswick store, the remodeling of the Neptune location and the purchase of the Bordentown, New Jersey location, as well as the addition of one new capitalized real estate lease and the increase in obligations under a capitalized real estate lease for a replacement store and a full year of depreciation for the four locations opened in fiscal 2003. Depreciation increased from $17,096,000 to $20,634,000. The impairment charge relates to the recording of a non-cash write down of the leasehold improvements resulting from operating losses incurred at a location having a lease which is expiring in fiscal 2005.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

The impairment charge was $1,198,000 as compared to no impairment charge in fiscal 2003. The increase in occupancy was primarily the result of increases in electric and gas rates from utility companies. Utility costs increased from $10,024,000 to $12,929,000. Administration decreased as several components increased at a slower rate than the increase in sales and idle facility costs decreased as leases for several previously occupied locations were terminated. Administration costs declined from $19,750,000 to $19,479,000. Pre-opening costs decreased since only two new locations were opened in fiscal 2004 compared to four new stores in fiscal 2003. Pre-opening costs were $1,154,000 in fiscal 2004 compared to $1,796,000 in fiscal 2003. As a percentage of sales, labor and related fringe benefits increased .06%, depreciation increased .12%, impairment charges increased .10% and occupancy increased .19%. These increases were partially offset by decreases in pre-opening costs of .07% and administrative expense of .22%.

Selling, general and administrative expenses increased as a percent of sales when comparing fiscal 2003 to fiscal 2002. Increases in labor and related fringe benefits, depreciation and pre-opening costs were partially offset by decreases in occupancy and administration. The increase in labor and related fringe benefits was the result of additional personnel for the new Woodbridge, Ewing, North Brunswick and Hamilton stores, increased sales in service intensive departments and contractual increases in fringe benefits. Labor and related fringe benefits increased from $130,912,000 to $146,006,000. Depreciation increased as the result of the purchase of equipment and leasehold improvements for the four new locations and the new bakery facility, as well as six additional capitalized real estate leases. Depreciation increased from $14,175,000 to $17,096,000. Pre-opening costs were for the new Woodbridge, Ewing, North Brunswick and Hamilton stores opened in December 2002, January 2003, May 2003 and October 2003, respectively. Pre-opening costs increased from $246,000 to $1,796,000. The decrease in occupancy was primarily the result of several leases which were accounted for as operating leases being replaced by capitalized leases and the decrease in certain fixed costs as a percentage of sales. Although occupancy costs decreased as a percentage of sales, the actual cost increased from $40,251,000 to $42,361,000 due to the addition of two new and two replacement locations. Administration, as a percentage of sales, decreased as several components increased at a slower rate than the increase in sales. Accordingly, administrative expense increased from $18,950,000 to $19,750,000. As a percentage of sales, labor and related fringe benefits increased .32%, depreciation increased .16% and pre-opening costs increased ..14%. These increases were partially offset by decreases in occupancy of .13% and administrative expense of .09%.

Amortization expense increased in fiscal 2004 to $548,000 compared to $475,000 in fiscal 2003 and $463,000 in fiscal 2002. The increase in fiscal 2004, as compared to fiscal 2003 and fiscal 2002, was the result of increased amortization of deferred financing costs partially offset by decreased amortization of deferred escalation rents and the discontinuance of the amortization of goodwill as required by SFAS No. 142. See Note 1 of Notes to Consolidated Financial Statements.

Interest Expense:

Interest expense totaled $16.4 million in fiscal 2004 compared to $12.4 million in fiscal 2003 and $8.2 million in fiscal 2002. The increase in interest expense for fiscal 2004 and fiscal 2003 was due to an increase in average outstanding debt, including increased capitalized lease obligations, and an increase in the average interest rate paid on debt.

Income Taxes:

The Company recorded a tax provision of $1.1 million in fiscal 2004, $1.5 million in fiscal 2003 and $2.2 million in fiscal 2002. See Note 13 of Notes to Consolidated Financial Statements.

Net Income:

The Company had net income of $1,800,000 or $1.75 per diluted share in fiscal 2004 compared to net income of $2,283,000 or $2.26 per diluted share in fiscal 2003. EBITDA for fiscal 2004 were $41,534,000 as compared to $33,636,000 in fiscal 2003. Fiscal 2002 resulted in net income of $3,240,000 or $3.01 per diluted share. EBITDA for fiscal 2002 were $28,076,000.

Weighted average diluted shares outstanding were 1,030,167 for fiscal 2004, 1,011,350 for fiscal 2003 and 1,076,030 for fiscal 2002.

EBITDA is presented because management believes that EBITDA is a useful supplement to net income and other measurements under accounting principles generally accepted in the United States since it is a meaningful measure of a company's performance and ability to meet its future debt service requirements, fund capital expenditures and meet working capital requirements. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered as an alternative to (i) net income (or any other measure of performance under generally accepted accounting principles) as a measure of performance or (ii) cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. The following table reconciles reported net income to EBITDA:

                                                                                Fiscal Years Ended
                                                                 ------------------------------------------------
                                                                   10/30/04         11/01/03            11/02/02
                                                                 ------------------------------------------------
            Net income ...............................           $ 1,800,000       $ 2,283,000        $ 3,240,000
            Add:
              Interest expense, net ..................            16,251,000        12,260,000          8,036,000
              Income tax provision ...................             1,103,000         1,522,000          2,162,000
              Depreciation ...........................            20,634,000        17,096,000         14,175,000
              Impairment loss ........................             1,198,000                --                 --
              Amortization ...........................               548,000           475,000            463,000
                                                                 ------------------------------------------------
            EBITDA ...................................           $41,534,000       $33,636,000        $28,076,000
                                                                 ================================================

                               2004 ANNUAL REPORT

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2003, the Emerging Issues Task Force (the "EITF") reached a consensus on EITF No. 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers." This issue addresses the accounting for manufacturer sales incentives offered directly to consumers, including manufacturer coupons. The adoption of EITF No. 03-10 did not have any effect on our financial position or results of operations.

In December 2003, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 132R (revised 2003), "Employers' Disclosures About Pensions and Other Postretirement Benefits--an amendment of FASB Statements No. 87, 88, and 106" ("SFAS 132"). The revised Statement retains the disclosure requirements contained in SFAS 132 before the amendment but requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The annual disclosure requirements under this Statement are effective for the Company's fiscal year ending October 30, 2004, and the quarterly disclosure requirements are effective for the Company's interim periods beginning with the second quarter ending May 1, 2004. The implementation of SFAS 132, as revised in 2003, did not have a material impact on the Company's consolidated financial statements. See Note 15 of Notes to Consolidated Financial Statements.

In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46 and FIN 46-R are effective immediately for all variable interest entities created after January 31, 2003, and for variable interest entities prior to February 1, 2003, no later than the end of the first reporting period after March 15, 2004. The adoption of FIN 46 and FIN 46-R did not have a material impact on the Company's financial reporting and disclosure.

In March 2004, the Emerging Issues Task Force, or EITF, reached consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," or EITF 03-1. EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," or SFAS 115, and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, `The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'," which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The adoption of EITF 03-1-1 is not expected to have a material impact on our results of operations and financial position.

In May 2004, the staff of the FASB issued FASB Staff Position ("FSP") No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which superseded FSP No. FAS 106-1. This FSP provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") for employers that sponsor postretirement health care plans that provide prescription drug benefits. This FSP also requires those employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act (the "Subsidy"). The guidance in this FSP related to the accounting for the Subsidy applies only to the sponsor of a single-employer defined benefit postretirement health care plan for which (a) the employer has concluded that prescription drug benefits available under the plan to some or all participants for some or all future years are "actuarially equivalent" to Medicare Part D and thus qualify for the Subsidy under the Act and (b) the expected Subsidy will offset or reduce the employer's share of the cost of the underlying postretirement prescription drug coverage on which the Subsidy is based. This FSP also provides guidance for the disclosures about the effects of the Subsidy for an employer that sponsors a postretirement health care benefit plan that provides prescription drug coverage but for which the employer has not yet been able to determine actuarial equivalency. This FSP is effective for the first interim period beginning after June 15, 2004. The adoption of FSP FAS 106-2 did not have a material effect on the Company's consolidated financial statements. See Note 16 of Notes to Consolidated Financial Statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," an amendment of ARB No. 43, Chapter 4. SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB No. 43. In addition, this Statement requires that allocation of fixed production overheads to the cost of production be based on normal capacity of the production facilities. This pronouncement is effective for the fiscal years beginning after June 15, 2005. The Company has not yet assessed the impact of adopting this new standard.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after June 15, 2005, which is the fourth quarter of fiscal 2005. The Company has not yet assessed the impact of adopting this new standard.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                      October 30, 2004 and November 1, 2003

                                                                                                             2004           2003
                                                                                                          -------------------------
                                                                                                               (In thousands)
ASSETS
Current assets
  Cash and cash equivalents ........................................................................      $   6,001       $   5,252
  Merchandise inventories ..........................................................................         57,123          49,224
  Receivables and other current assets .............................................................          8,456          12,043
  Prepaid and refundable income taxes ..............................................................            170           3,404
  Related party receivables--Wakefern ..............................................................         14,799          13,684
                                                                                                          -------------------------
                                                                                                             86,549          83,607
                                                                                                          -------------------------
Property and equipment
  Land .............................................................................................            308             308
  Buildings and improvements .......................................................................          1,220           1,220
  Leasehold improvements ...........................................................................         60,488          49,039
  Equipment ........................................................................................        161,554         142,021
  Property under capital leases ....................................................................        152,354         130,420
  Construction in progress .........................................................................             60           6,846
                                                                                                          -------------------------
                                                                                                            375,984         329,854
  Less accumulated depreciation and amortization ...................................................        140,138         122,339
                                                                                                          -------------------------
                                                                                                            235,846         207,515
                                                                                                          -------------------------
Other assets
  Investments in related parties ...................................................................         17,655          16,173
  Goodwill .........................................................................................          1,715           1,715
  Intangible assets, net ...........................................................................          1,493           1,098
  Other ............................................................................................          3,339           3,264
  Related party receivables--Wakefern ..............................................................          2,039           1,874
                                                                                                          -------------------------
                                                                                                             26,241          24,124
                                                                                                          -------------------------
                                                                                                          $ 348,636       $ 315,246
                                                                                                          =========================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt ................................................................      $   8,415       $   7,916
  Current portion of long-term debt, related party .................................................            867             920
  Current portion of obligations under capital leases ..............................................          1,727           1,622
  Current income taxes payable .....................................................................            408           1,415
  Deferred income taxes ............................................................................          1,579           2,162
  Accounts payable
     Related party--Wakefern .......................................................................         39,639          37,506
     Others ........................................................................................         14,384          14,622
  Accrued expenses .................................................................................         15,236          13,485
                                                                                                          -------------------------
                                                                                                             82,255          79,648
                                                                                                          -------------------------
Long-term debt .....................................................................................         63,051          55,335
Long-term debt, related party ......................................................................          3,590           3,055
Obligations under capital leases ...................................................................        142,504         122,159
Deferred income taxes ..............................................................................          2,292           2,749
Other long-term liabilities ........................................................................         13,711          13,278
                                                                                                          -------------------------
                                                                                                            225,148         196,576
                                                                                                          -------------------------
Commitments and Contingencies (Note 14)
Shareholders' equity
  Common stock, $1.00 par; authorized 2,500,000 shares; issued 1,621,767 shares;
     outstanding 987,617 shares October 30, 2004; 986,867 shares November 1, 2003 ..................          1,622           1,622
  Capital in excess of par .........................................................................          4,168           4,168
  Deferred compensation ............................................................................           (580)           (952)
  Retained earnings ................................................................................         51,339          49,539
  Accumulated other comprehensive income
     Minimum pension liability .....................................................................         (3,140)         (3,164)
                                                                                                          -------------------------
                                                                                                             53,409          51,213
Less 634,150 shares October 30, 2004; 634,900 shares November 1, 2003, held in treasury, at cost ...         12,176          12,191
                                                                                                          -------------------------
                                                                                                             41,233          39,022
                                                                                                          -------------------------
                                                                                                          $ 348,636       $ 315,246
                                                                                                          =========================

See notes to consolidated financial statements.

                               2004 ANNUAL REPORT

                      Consolidated Statements of Operations
   Fiscal Years Ended October 30, 2004, November 1, 2003 and November 2, 2002

                                                                              2004            2003              2002
                                                                          ----------------------------------------------
                                                                                (In thousands, except per share data)
Sales .........................................................           $ 1,175,199      $ 1,049,653       $   963,611
Cost of goods sold ............................................               865,280          776,656           718,520
                                                                          ----------------------------------------------
Gross profit ..................................................               309,919          272,997           245,091
Selling, general and administrative expenses ..................               290,765          256,932           231,653
                                                                          ----------------------------------------------
Earnings from operations ......................................                19,154           16,065            13,438
                                                                          ----------------------------------------------
Other income (expense)
  Interest expense ............................................               (16,392)         (12,399)           (8,184)
  Interest income .............................................                   141              139               148
                                                                          ----------------------------------------------
                                                                              (16,251)         (12,260)           (8,036)
                                                                          ----------------------------------------------
Earnings before income tax provision ..........................                 2,903            3,805             5,402
Income tax provision ..........................................                (1,103)          (1,522)           (2,162)
                                                                          ----------------------------------------------
Net income ....................................................           $     1,800      $     2,283       $     3,240
                                                                          ==============================================
Per share information
  Net income per common share
     Basic ....................................................           $      1.82      $      2.31       $      3.16
                                                                          ==============================================
     Diluted ..................................................           $      1.75      $      2.26       $      3.01
                                                                          ==============================================
  Weighted average shares outstanding
     Basic ....................................................               987,132          986,789         1,024,235
                                                                          ==============================================
     Diluted ..................................................             1,030,167        1,011,350         1,076,030
                                                                          ==============================================

See notes to consolidated financial statements.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                 Consolidated Statements of Shareholders' Equity
   Fiscal Years Ended October 30, 2004, November 1, 2003 and November 2, 2002

                                         Common Stock                                  Accumulated
                                    -------------------     Capital                       Other
                                     Shares                in Excess   Deferred       Comprehensive
                                     Issued      Amount      of Par  Compensation        Income
                                    ---------------------------------------------------------------
                                                (In thousands, except per share data)
Balance--November 3, 2001 ....      1,621,767     $1,622     $4,168     $(1,696)         $(1,920)
Amortization of deferred
  compensation ...............             --         --         --         372               --
Issuance of common stock .....             --         --         --          --               --
Repurchase of common stock ...             --         --         --          --               --
Comprehensive income
  Net income 2002 ............             --         --         --          --               --
  Other comprehensive income
    Minimum pension liability,
     net of deferred tax .....             --         --         --          --             (976)
                                    ---------------------------------------------------------------
Comprehensive income .........

Balance--November 2, 2002 ....      1,621,767      1,622      4,168      (1,324)          (2,896)
Amortization of deferred
  compensation ...............             --         --         --         372               --
Issuance of common stock .....             --         --         --          --               --
Comprehensive income
  Net income 2003 ............             --         --         --          --               --
  Other comprehensive income
    Minimum pension liability,
     net of deferred tax .....             --         --         --          --             (268)
                                    ---------------------------------------------------------------
Comprehensive income .........

Balance--November 1, 2003 ....      1,621,767      1,622      4,168        (952)          (3,164)
Amortization of deferred
  compensation ...............             --         --         --         372               --
Issuance of common stock .....             --         --         --          --               --
Comprehensive income .........
  Net income 2004 ............             --         --         --          --               --
  Other comprehensive income
    Minimum pension liability,
      net of deferred tax ....             --         --         --          --               24
                                    ---------------------------------------------------------------
Comprehensive income .........

Balance--October 30, 2004 ....      1,621,767     $1,622     $4,168     $  (580)         $(3,140)
                                    ===============================================================


                                                                       Treasury Stock
                                    Comprehensive     Retained     ------------------------    Total
                                        Income        Earnings        Shares       Amount      Equity
                                    ------------------------------------------------------------------
Balance--November 3, 2001 ....                       $  44,016      (533,547)     $ (7,697)   $ 38,493
Amortization of deferred
  compensation ...............                              --            --            --         372
Issuance of common stock .....               --             --         1,000            20          20
Repurchase of common stock ...                              --      (102,853)       (4,524)     (4,524)
Comprehensive income
  Net income 2002 ............            3,240          3,240            --            --       3,240
  Other comprehensive income
    Minimum pension liability,
     net of deferred tax .....             (976)            --            --            --        (976)
                                    ------------------------------------------------------------------
Comprehensive income .........          $ 2,264
                                        =======
Balance--November 2, 2002 ....                          47,256      (635,400)      (12,201)     36,625
Amortization of deferred
  compensation ...............                              --            --            --         372
Issuance of common stock .....               --             --           500            10          10
Comprehensive income
  Net income 2003 ............            2,283          2,283            --            --       2,283
  Other comprehensive income
    Minimum pension liability,
     net of deferred tax .....             (268)            --            --            --        (268)
                                    ------------------------------------------------------------------
Comprehensive income .........          $ 2,015
                                        =======
Balance--November 1, 2003 ....                          49,539      (634,900)      (12,191)     39,022
Amortization of deferred
  compensation ...............                              --            --            --         372
Issuance of common stock .....               --             --           750            15          15
Comprehensive income .........                                                          --
  Net income 2004 ............            1,800          1,800            --            --       1,800
  Other comprehensive income
    Minimum pension liability,
      net of deferred tax ....               24             --            --            --          24
                                    ------------------------------------------------------------------
Comprehensive income .........          $ 1,824
                                        =======
Balance--October 30, 2004 ....                       $  51,339      (634,150)     $(12,176)   $ 41,233
                                                     =================================================

See notes to consolidated financial statements.

                               2004 ANNUAL REPORT

                      Consolidated Statements of Cash Flows
   Fiscal Years Ended October 30, 2004, November 1, 2003 and November 2, 2002

                                                                                              2004           2003            2002
                                                                                           ----------------------------------------
                                                                                                        (In thousands)
Cash flows from operating activities
  Net income .......................................................................       $  1,800        $  2,283        $  3,240
  Adjustments to reconcile net income to net cash from operating activities
     Depreciation ..................................................................         20,634          17,096          14,175
     Non-cash impairment charge ....................................................          1,198              --              --
     Amortization, goodwill ........................................................             --              --             140
     Amortization, intangibles .....................................................            141             192             211
     Amortization, deferred financing costs ........................................            695             577             342
     Amortization, deferred rent escalation ........................................           (288)           (294)           (230)
     Provision to value inventory at LIFO ..........................................          1,005             715             397
     Deferred income taxes .........................................................         (1,057)          2,515             946
     Amortization of deferred compensation .........................................            358             357             270
     (Increase) decrease in
       Merchandise inventories .....................................................         (8,904)         (6,232)         (1,277)
       Receivables and other current assets ........................................           (907)           (505)           (781)
       Prepaid and refundable income taxes .........................................          3,234          (3,147)           (257)
       Other assets ................................................................           (457)            227            (453)
       Related party receivables--Wakefern .........................................         (1,280)         (4,920)            (75)
     Increase (decrease) in
       Accounts payable ............................................................          1,895           6,115           1,245
       Income taxes payable ........................................................         (1,007)          1,415            (704)
       Other liabilities ...........................................................          2,560           1,463          (1,713)
                                                                                           ----------------------------------------
                                                                                             19,620          17,857          15,476
                                                                                           ----------------------------------------
Cash flows from investing activities
  Cash paid for the purchase of property and equipment .............................        (27,744)        (29,26)          (7,858)
  Cash paid for construction in progress ...........................................            (24)         (4,336)        (13,161)
  Decrease in construction advance due from landlords ..............................         17,127           4,975           1,932
  Increase in construction advance due from landlords ..............................        (12,633)         (6,128)         (6,070)
  Payment for purchase of acquired store assets ....................................         (1,000)             --              --
  Deposits on equipment ............................................................             --              --            (829)
  Decrease in related party receivables--other .....................................             --              --              18
                                                                                           ----------------------------------------
                                                                                            (24,274)        (34,756)        (25,968)
                                                                                           ----------------------------------------
Cash flows from financing activities
  Proceeds from issuance of debt ...................................................         16,359          27,853          22,961
  Principal payments under long-term debt ..........................................         (8,144)         (7,505)         (4,742)
  Principal payments under capital lease obligations ...............................         (1,484)         (1,518)         (1,060)
  Principal payments under long-term debt, related party ...........................         (1,000)           (755)           (897)
  Deferred financing and other costs ...............................................           (343)           (214)         (1,205)
  Proceeds from exercise of stock options ..........................................             15              10              20
  Repurchase of common stock .......................................................             --              --          (4,524)
                                                                                           ----------------------------------------
                                                                                              5,403          17,871          10,553
                                                                                           ----------------------------------------
Net change in cash and cash equivalents ............................................            749             972              61
Cash and cash equivalents, beginning of year .......................................          5,252           4,280           4,219
                                                                                           ----------------------------------------
Cash and cash equivalents, end of year .............................................       $  6,001        $  5,252        $  4,280
                                                                                           ========================================
Supplemental disclosures of cash paid
  Interest .........................................................................       $ 16,286        $ 12,374        $  8,125
  Income taxes, net of refunds .....................................................       $    (61)       $    751        $  2,188

See notes to consolidated financial statements.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Foodarama Supermarkets, Inc. and Subsidiaries (the "Company"), operate 26 ShopRite supermarkets, primarily in Central New Jersey. The Company is a member of Wakefern Food Corporation ("Wakefern"), the largest retailer-owned food cooperative in the United States.

Fiscal Year

The Company's fiscal year ends on the Saturday closest to October 31. Fiscal 2004 consists of the 52 weeks ended October 30, 2004, fiscal 2003 consists of the 52 weeks ended November 1, 2003 and fiscal 2002 consists of the 52 weeks ended November 2, 2002.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

Revenue from the sale of products are recognized at the point of sale to the customer. Discounts provided to customers through ShopRite coupons at the point of sale are recognized as a reduction of sales as the products are sold.

From time to time the Company initiates customer loyalty programs which allow customers to earn points for each purchase completed during a specified time period. Points earned enable customers to receive a certificate that may be redeemed on future purchases. The Company accounts for its customer loyalty programs in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-22, "Accounting for `Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." The value of points earned by our loyalty program customers is included as a liability and a reduction of revenue at the time the points are earned based on the percentage of points that are projected to be redeemed.

Industry Segment

The Company operates in one industry segment, the retail sale of food and nonfood products, primarily in the Central New Jersey region.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and cash equivalents, receivables and accounts payable are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt was approximately equivalent to its carrying value, due to the fact that the interest rates currently available to the Company for debt with similar terms are approximately equal to the interest rates for its existing debt. As the Company's investments in Wakefern can only be sold to Wakefern for approximately the amount invested, it is not practicable to estimate the fair value of such stock. Determination of the fair value of related party receivables and long-term debt-related party is not practicable due to their related party nature.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Merchandise Inventories

Merchandise inventories are stated at the lower of cost or market. At October 30, 2004 and November 1, 2003 approximately 82% and 81%, respectively, of merchandise inventories, consisting primarily of grocery and nonfood items, are valued by the LIFO (last-in, first-out) method of inventory valuation while the remaining inventory items are valued by the FIFO (first-in, first-out) method with cost being determined under the retail method.

If the FIFO method had been used for the entire inventory, inventory at October 30, 2004 and November 1, 2003 would have been $3,740,000 and $2,735,000 higher, respectively.

Vendor Allowances and Rebates and Cost of Goods Sold

The Company receives vendor allowances and rebates, including amounts received as a pass through from Wakefern, related to the Company's buying and merchandising activities. Vendor allowances and rebates are recognized as a reduction in cost of goods sold when the related merchandise is sold or when the contractual requirements have been satisfied.

Cost of goods sold includes the costs of inventory sold and the related purchase, inbound freight and distribution costs. Cost of goods sold excludes depreciation and amortization which is included in selling general and administrative expenses in the consolidated statements of operations.

                               2004 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

Selling, General and Administrative Expense

Selling, general and administrative expense consists primarily of depreciation, amortization, advertising expense, payroll including related fringe and employee benefit expenses, utilities expense, rent, common area maintenance and other occupancy charges and other expenses.

Property and Equipment

Property and equipment is stated at cost and is depreciated on a straight-line basis over the estimated useful lives ranging between three and ten years for equipment, the shorter of the useful life or lease term for leasehold improvements, and twenty years for buildings. Repairs and maintenance are expensed as incurred.

Property and equipment under capital leases are recorded at the lower of fair market value or the net present value of the minimum lease payments. They are depreciated on a straight-line basis over the shorter of the related lease terms or its useful life.

Investments

The Company's investments in its principal supplier, Wakefern, and in Insure-Rite Ltd., are stated at cost (see Note 4).

Goodwill

Effective November 3, 2002, the Company implemented Statement of Financial Accounting Standards ("SFAS") No. 142, "Accounting for Goodwill and Other Intangible Assets." Under SFAS 142, the Company ceased amortization of goodwill and tests at least annually for impairment at the reporting unit level. The Company has determined that it is contained within one reporting unit, and as such, impairment is tested at the company level. During fiscal 2004 and 2003, the Company completed goodwill impairment tests prescribed by SFAS 142 and concluded that no impairment of goodwill existed.

Prior to the adoption of SFAS 142, the Company amortized goodwill over its estimated useful life and evaluated goodwill for impairment in conjunction with its other long-lived assets.

Intangible Assets

Other intangible assets consist of favorable operating lease costs and liquor licenses. The favorable operating lease costs are being amortized on a straight-line basis over the terms of the related leases, which range from 6 to 24 years. The liquor licenses are not amortized since they have been determined to have an indefinite useful life. The Company reviews the value of its intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

Long-Lived Assets

The Company reviews long-lived assets on an individual store basis for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Such review analyzes the undiscounted estimated future cash flows from such assets to determine if the carrying value of such assets are recoverable from their respective cash flows. If an impairment is indicated, it is measured by comparing the discounted cash flows for the long-lived asset to its carrying value. In fiscal 2004, the Company recorded a non-cash impairment charge of $1,198,000 to reduce the carrying value of leasehold improvements relating to one store. This charge is included in Selling, General and Administrative Expense in the accompanying consolidated statements of operations. Factors leading to impairment were a combination of historical losses, anticipated future losses and projected future negative cash flows for the remaining term of the related stores' lease. The non-cash impairment charge represents the amount necessary to write down the carrying value of the leasehold improvements for the store to its estimated fair value based on the Company's best estimate of the stores' future discounted operating cash flows. The Company did not record any impairment charges in fiscal 2003 or fiscal 2002.

Deferred Financing Costs

Deferred financing costs are being amortized over the life of the related debt using the effective interest method.

Postretirement Benefits Other Than Pensions

The Company accrues for the cost of providing postretirement benefits, principally supplemental income payments and limited medical benefits, over the working careers of the officers in the plan.

Postemployment Benefits

The Company accrues for the expected cost of providing postemployment benefits, primarily short-term disability payments, over the working careers of its employees.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $10.3, $9.0 and $8.6 million for the fiscal years 2004, 2003 and 2002, respectively.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

Store Opening and Closing Costs

The costs of opening new stores are expensed as incurred. Costs related to closing stores are also charged to earnings as incurred. The Company estimates closed store liabilities, which are accrued and expensed upon the closing of a store, which include lease payments, real estate taxes, common area maintenance, and utility costs to be incurred over the remaining lease term, net of estimated sublease income, at the present value using a discount rate based on a credit adjusted risk-free rate. Adjustments to closed store liabilities primarily relate to changes in subtenants and actual exit costs differing from original estimates and are expensed in the period in which the change becomes known.

Minimum Pension Liability

The Company maintains two underfunded defined benefit pension plans covering administrative personnel and members of a union. The minimum pension liability for these plans is recorded in "Other long-term liabilities" and the related unrealized loss, net of income tax benefit, is included in accumulated other comprehensive income.

Comprehensive Income

FASB Statement 130, "Reporting Comprehensive Income," establishes standards for reporting and presentation of comprehensive income (loss) and its components in a full set of financial statements. For fiscal 2004, 2003 and 2002, comprehensive income consists of net income and the additional minimum pension liability adjustment, net of income tax benefit.

Stock Option Plan

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its employee stock options. Under this method, compensation cost is measured as the amount by which the market price of the underlying stock exceeds the exercise price of the stock option at the date at which both the number of options granted and the exercise price are known. Deferred compensation expense recorded at the date of grant is amortized over the vesting period of the related grant which approximates five years. Compensation expense related to stock performance units (as described in Note 11 as "Units") is measured based on the change in market price of the Company's common stock, the number of Units outstanding and the number of Units vested from one period to the next.

In accordance with SFAS 148, "Accounting for Stock-Based
Compensation--Transition and Disclosure," the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation is as follows:

                                                                                             Fiscal Year Ending
                                                                                   ---------------------------------------
                                                                                   October 30,    November 1,  November 2,
                                                                                      2004           2003          2002
                                                                                   ---------------------------------------
         Net income--as reported .............................................     $   1,800      $   2,283      $   3,240
         Add:
           Stock-based employee compensation expense included in
              reported net income, net of related tax effects ................           221            223            223
         Deduct:
           Adjustment to total stock-based employee compensation expense determined under the intrinsic value method for expense
              determined under the fair value based method, net of related
              tax effects ....................................................          (305)          (303)          (302)
                                                                                   ---------------------------------------
         Pro forma net income ................................................     $   1,716      $   2,203      $   3,161
                                                                                   =======================================
         Earnings per share:
           Basic, as reported ................................................     $    1.82      $    2.31      $    3.16
                                                                                   =======================================
           Basic, pro forma ..................................................     $    1.74      $    2.23      $    3.09
                                                                                   =======================================
           Diluted, as reported ..............................................     $    1.75      $    2.26      $    3.01
                                                                                   =======================================
           Diluted, pro forma ................................................     $    1.67      $    2.18      $    2.94
                                                                                   =======================================

Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at $22.93 on the date of grant using the Black-Scholes option-pricing model.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                               2004 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The following weighted average assumptions were used for the year ended November 3, 2001 based on date of grant:

               Risk-free interest rate .............       5.0%
               Expected volatility .................      40.2%
               Dividend yield ......................         0%
               Expected life .......................    5 years

Earnings Per Share

Earnings per common share are based on the weighted average number of common shares outstanding. Diluted earnings per share amounts are based on the weighted average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all diluted stock options, subject to antidilution limitations.

Recent Accounting Pronouncements

In November 2003, the Emerging Issues Task Force (the "EITF") reached a consensus on EITF No. 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers." This issue addresses the accounting for manufacturer sales incentives offered directly to consumers, including manufacturer coupons. The Company's policy is in accordance with EITF 03-10. The adoption of EITF No. 03-10 did not have any effect on our financial position or results of operations.

In December 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132R (revised 2003), "Employers' Disclosures About Pensions and Other Postretirement Benefits--an amendment of FASB Statements No. 87, 88, and 106" ("SFAS 132"). The revised Statement retains the disclosure requirements contained in SFAS 132 before the amendment but requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The annual disclosure requirements under this Statement are effective for the Company's fiscal year ending October 30, 2004, and the quarterly disclosure requirements were effective for the Company's interim periods beginning with the second quarter ending May 1, 2004. The implementation of SFAS 132, as revised in 2003, did not have a material impact on the Company's consolidated financial statements (See Note 15).

In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46 and FIN 46-R are effective immediately for all variable interest entities created after January 31, 2003, and for variable interest entities prior to February 1, 2003, no later than the end of the first reporting period after March 15, 2004. The adoption of FIN 46 and FIN 46-R did not have a material impact on the Company's financial reporting and disclosure.

In March 2004, the Emerging Issues Task Force, or EITF, reached consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," or EITF 03-1. EITF 03-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. EITF 03-1 is applicable to marketable debt and equity securities within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," or SFAS 115, and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. In September 2004, the FASB issued FSP EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, `The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'," which delays the effective date for the measurement and recognition criteria contained in EITF 03-1 until final application guidance is issued. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The adoption of EITF 03-1 is not expected to have a material impact on our results of operations and financial position.

In May 2004, the staff of the FASB issued FASB Staff Position ("FSP") No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which superseded FSP No. FAS 106-1. This FSP provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") for employers that sponsor postretirement health care plans that provide prescription drug benefits. This FSP also requires those employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act (the "Subsidy"). The guidance in this FSP related to the accounting for the Subsidy applies only to the sponsor of a single-employer defined benefit postretirement health care plan for which (a) the employer has concluded that prescription drug benefits available under the plan to some or all participants for some or all future years are "actuarially equivalent" to Medicare Part D and thus qualify for the Subsidy under the Act and (b) the expected Subsidy will offset or reduce the employer's share of the cost of the underlying postretirement prescription drug coverage on which the Subsidy is based. This FSP also provides guidance for the disclosures about the effects of the Subsidy for an employer that sponsors a postretirement health care benefit plan that provides prescription drug coverage but for which the employer has not yet been able to determine actuarial equivalency. This FSP is effective for the first interim period beginning after June 15, 2004. The adoption of FSP FAS 106-2 did not have a material effect on the Company's consolidated financial statements (See Note 16).

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage. This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" which was the criterion specified in ARB No. 43. This pronouncement is effective for the fiscal years beginning after June 15, 2005. The Company has not yet assessed the impact on adopting this new standard.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after June 15, 2005, which is the fourth quarter of fiscal 2005. The Company has not yet assessed the impact on adopting this new standard.

NOTE 2--CONCENTRATION OF CASH BALANCE

As of October 30, 2004 and November 1, 2003, cash balances of approximately $1,103,000 and $2,547,000, respectively, were maintained in bank accounts insured by the Federal Deposit Insurance Corporation (FDIC). These balances exceed the insured amount of $100,000.

NOTE 3--RECEIVABLES AND OTHER CURRENT ASSETS

                                                             October 30,     November 1,
                                                                2004            2003
                                                             ---------------------------
         Accounts receivable ...........................      $  5,035        $  4,198
         Construction advance due from landlords .......           797           5,291
         Prepaids ......................................         2,786           2,720
         Rents receivable ..............................         1,204             817
         Less allowance for uncollectible accounts .....        (1,366)           (983)
                                                             ---------------------------
                                                              $  8,456        $ 12,043
                                                             ===========================

NOTE 4--RELATED PARTY TRANSACTIONS

Wakefern Food Corporation

As required by Wakefern's By-Laws, all members of the cooperative are required to make an investment in the common stock of Wakefern for each supermarket operated ("Store Investment Program"), with the exact amount per store computed in accordance with a formula based on the volume of each store's purchases from Wakefern. The maximum required investment per store was $650,000 at October 30, 2004 and at November 1, 2003 and $550,000 at November 2, 2002. During fiscal 2003, the required investment in Wakefern increased, resulting in a total increase in the investment by $2,088,000 and a related increase in the obligations due Wakefern for the same amount. This increase in the obligation is non-interest bearing and is payable over three years. The remaining increase in the investment in fiscal 2003, and obligation due Wakefern for the same amount, was due to the opening of two new stores. The obligations related to the two new stores are non-interest bearing and are payable over seven years. The increase in the investment in fiscal 2004 of $1,351,000, and related obligation due Wakefern for the same amount, was due to the opening of a new store, the replacement of an existing store and the acquisition of a store from Wakefern. The obligations related to the increase in the investment in fiscal 2004 are non-interest bearing and are payable over seven years. The Company has an investment in Wakefern of $16,444,000 at October 30, 2004 and $15,093,000 at November 1, 2003, representing a 15.5% and 15.6% interest in Wakefern, respectively. Wakefern is operated on a cooperative basis for its members. The shares of stock in Wakefern are assigned to and held by Wakefern as collateral for any obligations due Wakefern. In addition, any obligations to Wakefern are personally guaranteed by certain of the Company's shareholders who also serve as officers.

The Company also has an investment of approximately 8.5% in Insure-Rite, Ltd., a company affiliated with Wakefern, which was $1,211,000 at October 30, 2004 and $1,080,000 at November 1, 2003. During fiscal 2003, the Company's obligation to invest in Insure-Rite, Ltd. increased $127,000, as a result of the opening of two new stores. This obligation is payable over three years and is non-interest bearing. During fiscal 2004, the Company's obligation to invest in Insure-Rite, Ltd. increased $131,000, as a result of the opening of a new store and the acquisition of a store. This obligation is payable over three years and is non-interest bearing. Insure-Rite, Ltd. provides the Company with a portion of its liability insurance coverage with the balance paid through Wakefern to private insurers. Insurance premiums paid to Wakefern, including amounts due to Insure-Rite, Ltd., were $5,014,000, $4,599,000 and $4,364,000 for fiscal years
2004, 2003 and 2002, respectively. As of October 30, 2004 and November 1, 2003, the Company was obligated to Wakefern for $4,457,000 and $3,975,000, respectively, for increases in its required investments (see Note 8).

As a stockholder member of Wakefern, the Company earns a share of an annual Wakefern patronage dividend. The dividend is based on the distribution of operating profits on a pro rata basis in proportion to the dollar volume of business transacted by each member with Wakefern during each fiscal year. It is the Company's policy to accrue quarterly an estimate of the annual patronage dividend. The Company reflects the patronage dividend as a reduction of the cost of goods sold in the consolidated statements of operations. In addition, the Company also receives from Wakefern other product incentives and rebates. For fiscal 2004, 2003 and 2002, total patronage dividends and other product incentives and rebates were $14,736,000, $12,404,000 and $10,706,000, respectively.

                               2004 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

At October 30, 2004 and November 1, 2003, the Company has current receivables due from Wakefern of approximately $14,799,000 and $13,684,000, respectively, representing patronage dividends, vendor rebates, coupons and other receivables due in the ordinary course of business and a noncurrent receivable representing a deposit of approximately $2,039,000 and $1,874,000, respectively.

In September 1987, the Company and all other stockholder members of Wakefern entered into an agreement with Wakefern, as amended in 1992, which provides for certain commitments and restrictions on all stockholder members of Wakefern. The agreement contains an evergreen provision providing for an indefinite term and is subject to termination ten years after the approval of 75% of the outstanding voting stock of Wakefern. Under the agreement, each stockholder, including the Company, agreed to purchase at least 85% of its merchandise in certain defined product categories from Wakefern and, if it fails to meet such requirements, to make payments to Wakefern based on a formula designed to compensate Wakefern for its lost profit. Similar payments are due if Wakefern loses volume by reason of the sale of one or more of a stockholder's stores, merger with another entity or on the transfer of a controlling interest in the stockholder.

The Company fulfilled its obligation to purchase a minimum of 85% in certain defined product categories from Wakefern for all periods presented. The Company's merchandise purchases from Wakefern, including direct store delivery vendors processed by Wakefern, approximated $837, $715 and $641 million for the fiscal years 2004, 2003 and 2002, respectively.

Wakefern charges the Company for, and provides the Company with, support services in numerous administrative functions. These services include advertising, supplies, technical support for communications and in-store computer systems, equipment purchasing, the coordination of coupon processing and other miscellaneous services. These charges were $2.3, $2.2 and $2.1 million for fiscal years 2004, 2003 and 2002, respectively.

In addition to its investment in Wakefern, which carries only voting rights, the Company's President serves as a member of Wakefern's Board of Directors and its finance committee. Several of the Company's officers and employees also hold positions on various Wakefern committees.

NOTE 5--GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is not amortized but is tested for impairment on an annual basis and between annual tests in certain circumstances. In accordance with SFAS 142, which was adopted in fiscal 2003, the Company determined it has one reporting unit. During fiscal 2004 and fiscal 2003, the Company completed goodwill annual impairment tests prescribed by SFAS 142 and concluded that no impairment of goodwill existed.

The gross carrying amount and accumulated amortization of the Company's other intangible assets as of October 30, 2004 and November 1, 2003 are as follows:

                                                                     October 30, 2004            November 1, 2003
                                                                 ---------------------------------------------------
                                                                   Gross                      Gross
                                                                 Carrying    Accumulated     Carrying    Accumulated
                                                                  Amount    Amortization      Amount    Amortization
                                                                 ---------------------------------------------------
         Amortized intangible assets
           Bargain leases .............................           $4,454        $3,181        $3,918       $3,040
         Unamortized intangible assets
           Liquor licenses ............................              220            --           220           --
                                                                 ---------------------------------------------------
         Total ........................................           $4,674        $3,181        $4,138       $3,040
                                                                 ===================================================

Amortization expense recorded on the intangible assets for the years ended October 30, 2004, November 1, 2003 and November 2, 2002 was $141,000, $192,000
and $211,000, respectively. As a result of the adoption of SFAS 142, there were no changes to amortizable lives or amortization methods. The estimated amortization expense for the Company's other intangible assets for the five succeeding fiscal years is as follows:

          Fiscal Year                                                        (In thousands)
          ---------------------------------------------------------------------------------
          2005 ..............................................................    $189
          2006 ..............................................................     189
          2007 ..............................................................     189
          2008 ..............................................................     189
          2009 ..............................................................     189
          Thereafter ........................................................     328

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The following tables illustrate net income available to common shareholders and earnings per share, exclusive of goodwill amortization expense in the prior periods:

                                                                              October 30,      November 1,      November 2,
                                                                                 2004              2003             2002
                                                                              ---------------------------------------------
         Reported net income ........................................         $   1,800         $   2,283         $   3,240
         Add: Goodwill amortization .................................                --                --               211
                                                                              ---------------------------------------------
         Adjusted net income ........................................         $   1,800         $   2,283         $   3,451
                                                                              =============================================
         Basic earnings per share:
           Reported net income ......................................         $    1.82         $    2.31         $    3.16
         Add: Goodwill amortization .................................                --                --               .21
                                                                              ---------------------------------------------
         Adjusted net income ........................................         $    1.82         $    2.31         $    3.37
                                                                              =============================================
         Diluted earnings per share:
           Reported net income ......................................         $    1.75         $    2.26         $    3.01
         Add: Goodwill amortization .................................                --                --               .20
                                                                              ---------------------------------------------
         Adjusted net income ........................................         $    1.75         $    2.26         $    3.21
                                                                              =============================================

NOTE 6--ACCRUED EXPENSES

                                                                                                  October 30,    November 1,
                                                                                                     2004           2003
                                                                                                  --------------------------
         Payroll and payroll-related expenses ..............................................       $  8,129       $  7,462
         Insurance .........................................................................            611            713
         Sales, use and other taxes ........................................................          1,455          1,371
         Interest ..........................................................................            253            147
         Employee benefits .................................................................          1,504          1,445
         Occupancy cost ....................................................................            672          1,205
         Professional fees and shareholder lawsuit (Note 14) ...............................            879            307
         Real estate taxes .................................................................          1,448            618
         Other .............................................................................            285            217
                                                                                                  --------------------------
                                                                                                   $ 15,236       $ 13,485
                                                                                                  ==========================

NOTE 7--LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                                  October 30,    November 1,
                                                                                                     2004           2003
                                                                                                  --------------------------
         Revolving note ....................................................................       $ 30,592       $ 24,592
         Term loan .........................................................................         15,000         20,000
         Capital expenditure facility ......................................................         20,000         10,741
         Other notes payable ...............................................................          5,874          7,918
                                                                                                  --------------------------
                                                                                                     71,466         63,251
         Less current portion ..............................................................          8,415          7,916
                                                                                                  --------------------------
                                                                                                   $ 63,051       $ 55,335
                                                                                                  ==========================

The Company has a revolving credit and term loan agreement, which was amended and assigned to three financial institutions on January 7, 2000. On September 26, 2002 the Credit Agreement was further amended and restated (as amended, the "Credit Agreement") and was last amended October 21, 2004. The Credit Agreement is collateralized by substantially all of the Company's assets, provides for a total commitment of $80,000,000 and matures December 31, 2007. The Credit Agreement provides the Company with the option to convert portions of the debt to Eurodollar loans, as defined in the Credit Agreement, which have interest rates indexed to LIBOR. The Credit Agreement consists of a Revolving Note, a Term Loan and a Capital Expenditure Facility.

The Revolving Note has an overall availability of $35,000,000, not to exceed 65% of eligible inventory, and provides for availability of up to $4,500,000 for letters of credit. During fiscal 2004 and 2003, this provision of the Credit Agreement was amended several times to allow the Company the ability to borrow from $3,000,000 to $6,000,000 in excess of the borrowing base limitation, subject to available in transit cash, as defined. As of October 30, 2004, the Credit Agreement, as last amended on October 21, 2004, provided the Company the ability to borrow up to a maximum of $41,000,000 under the Revolving Note subject to eligible inventory and in transit cash of up to $6,000,000.

This provision expired January 15, 2005 at which time overall availability returned to $35,000,000. The Revolving Note bears interest at prime plus 1.50% or LIBOR plus 3.25%. At October 30, 2004, $22,000,000 of the Revolving Note was under a one-month Eurodollar rate of 5.09% maturing November 2004, which was renewed through January 2005 at 5.60%. At November 1, 2003, $14,000,000 of the Revolving Note was under a one-month Eurodollar rate of 4.37%.

                               2004 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The Company had letters of credit outstanding of $1,176,064 and $726,004 at October 30, 2004 and November 1, 2003, respectively. A commitment fee of .5% is charged on the unused portion of the Revolving Note. Available credit under the Revolving Note was $1,971,000 and $3,382,000 at October 30, 2004 and November 1, 2003.

Subsequent to October 30, 2004 the letters of credit outstanding were reduced to $740,000.

The Term Loan, originally $25,000,000, is payable in quarterly principal installments of $1,250,000 commencing January 1, 2003 through October 1, 2007. Interest is payable monthly at prime plus 2.00% or LIBOR plus 3.75%. At October 30, 2004 and November 1, 2003 the Company had $15,000,000 and $20,000,000
outstanding, respectively, on the Term Loan. At October 30, 2004, $13,750,000 was under a six-month Eurodollar rate of 5.79% maturing January 2005, and $1,250,000 was under a one-month Eurodollar rate of 5.59% maturing November 2004, which was renewed through December 2004 at 5.81%. At November 1, 2003, $17,500,000 of the Term Loan balance was under a six-month Eurodollar rate of 4.91%, and $2,500,000 was under a one-month Eurodollar rate of 4.87%.

The $20,000,000 Capital Expenditure Facility provides for a non-restoring commitment to fund equipment purchases for five new stores through December 31, 2004, with a maximum of $4,000,000 per store. Interest only is due monthly at prime plus 2.00% or LIBOR plus 3.75% for any amount utilized through December 31, 2004. Amounts borrowed through December 31, 2004 will be converted to a term loan with interest payable monthly at rates described above and fixed quarterly principal payments, commencing April 1, 2005, calculated on a seven-year amortization schedule. A balloon payment is due at December 31, 2007 for amounts outstanding on the term loans. A commitment fee of .75% is charged on the unused portion of the Capital Expenditure Facility. At October 30, 2004 and November 1, 2003 the Company had $20,000,000 and $10,741,000 outstanding, respectively, on the Capital Expenditure Facility. At October 30, 2004, $20,000,000 was under a three month Eurodollar rate of 5.79% maturing January 2005. At November 1, 2003, $9,000,000 was under a three month Eurodollar rate of 4.90%, and $1,741,000 was at prime plus 2.00%. At October 30, 2004 there were no amounts available under this facility.

The Agreement places restrictions on dividend payments and requires the maintenance of debt service coverage and leverage ratios, as well as limitations on capital expenditures and new debt. For the years ended October 30, 2004 and November 1, 2003 the Company exceeded the limit by which pension plan liabilities may exceed plan assets of its defined benefit plans (see Note 15), which was waived by the financial institutions.

The prime rate at October 30, 2004 and November 1, 2003 was 4.75% and 4.00%, respectively.

Other Notes Payable
Included in other notes payable are the following:

                                                                                                        October 30,   November 1,
                                                                                                            2004         2003
                                                                                                        -------------------------
      Note payable to a financing institution, matured October 2004, payable at $56,000
        per month plus interest at 7.26%, collateralized by related equipment ....................        $   --        $  663
      Note payable to a financing institution, maturing February 2005, payable at $46,000
        per month including interest at 7.44%, collateralized by related equipment ...............           170           742
      Note payable to a financing institution, maturing January 2010, payable at $59,000
        per month including interest at 6.45%, collateralized by related equipment ...............         3,162         3,652
      Note payable to a financing institution, maturing October 2008, payable at $37,000
        per month including interest at 6.20%, collateralized by related equipment ...............         1,566         1,900
      Note payable to a financing institution, maturing January 2009, payable at $21,000
        per month including interest at 6.20%, collateralized by related equipment ...............           956            --
      Various equipment loans maturing through November 2004, payable at an aggregate monthly payment of $152,000 including interest at rates ranging from 5.79% to
        9.02%, collateralized by various equipment ...............................................            20           961
                                                                                                        -------------------------
      Total other notes payable ..................................................................        $5,874        $7,918
                                                                                                        =========================

Aggregate maturities of long-term debt are as follows:

      Fiscal Year
      --------------------------------------------------------------------------
      2005 .........................................................     $ 8,415
      2006 .........................................................       9,009
      2007 .........................................................       9,084
      2008 .........................................................      44,042
      2009 .........................................................         740
      Thereafter ...................................................         176

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 8--LONG-TERM DEBT, RELATED PARTY

As of October 30, 2004 and November 1, 2003, the Company was indebted for investments in Wakefern in the amount of $4,457,000 and $3,975,000, respectively. The debt is non-interest bearing and payable in scheduled installments as follows:

      Fiscal Year
      --------------------------------------------------------------------------
      2005 .........................................................   $     867
      2006 .........................................................         981
      2007 .........................................................         969
      2008 .........................................................         505
      2009 .........................................................         447
      Thereafter ...................................................         688

NOTE 9--OTHER LONG-TERM LIABILITIES

                                                        October 30,  November 1,
                                                            2004        2003
                                                        ------------------------
      Deferred escalation rent ....................     $  3,840       $  4,128
      Minimum pension liability (Note 15) .........        5,442          5,516
      Postretirement benefit cost (Note 16) .......        3,692          2,929
      Other .......................................          737            705
                                                        -----------------------
                                                        $ 13,711       $ 13,278
                                                        =======================
NOTE 10--LONG-TERM LEASES

Capital Leases

                                                        October 30,  November 1,
                                                            2004        2003
                                                        ------------------------
      Real estate .................................     $152,354       $130,420
      Less accumulated amortization ...............       26,655         20,594
                                                        -----------------------
                                                        $125,699       $109,826
                                                        =======================

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments, as of October 30, 2004:

      Fiscal Year
      --------------------------------------------------------------------------
      2005 .........................................................    $ 15,943
      2006 .........................................................      15,998
      2007 .........................................................      15,568
      2008 .........................................................      15,611
      2009 .........................................................      15,998
      Thereafter ...................................................     275,163
                                                                        --------
      Total minimum lease payments .................................     354,281
      Less amount representing interest ............................     210,050
                                                                        --------
      Present value of net minimum lease payments ..................     144,231
      Less current maturities ......................................       1,727
                                                                        --------
      Long-term maturities .........................................    $142,504
                                                                        ========

Operating Leases

The Company is obligated under operating leases for rent payments expiring at various dates through 2028. Certain leases provide for the payment of additional rentals based on certain escalation clauses, and eight leases require a further rental payment based on a percentage of the stores' annual sales in excess of a stipulated minimum. Percentage rent expense was $26,000, $95,000 and $156,000 for the fiscal years 2004, 2003 and 2002, respectively. Under the majority of the leases, the Company has the option to renew for additional terms at specified rentals.

Total rental expense for all operating leases consists of:

                                       Fiscal 2004    Fiscal 2003    Fiscal 2002
                                       -----------------------------------------
      Land and buildings ...........     $  9,942       $ 10,183      $ 10,690
      Less subleases ...............       (4,602)        (3,586)       (3,147)
                                       -----------------------------------------
                                         $  5,340       $  6,597      $  7,543
                                       =========================================

                               2004 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The minimum rental commitments under all noncancellable operating leases reduced by income from noncancellable subleases at October 30, 2004, are as follows:

                                                      Income from
                                         Land and    Noncancellable   Net Rental
         Fiscal Year                     Buildings      Subleases     Commitment
         -----------------------------------------------------------------------
         2005 ...................        $10,160        $ 2,695        $ 7,465
         2006 ...................          8,413          2,472          5,941
         2007 ...................          7,497          2,072          5,425
         2008 ...................          6,740          1,522          5,218
         2009 ...................          5,641            885          4,756
         Thereafter .............         25,856            697         25,159
                                         ---------------------------------------
                                         $64,307        $10,343        $53,964
                                         =======================================

The Company is presently leasing one of its supermarkets, a garden center, which lease was terminated during fiscal 2004, and a liquor store from a partnership in which the Chairman of the Board has a controlling interest, at an annual aggregate rental of $752,000, $753,000 and $744,000 for the fiscal years 2004, 2003 and 2002, respectively.

NOTE 11--STOCK OPTION PLAN

On April 4, 2001, the Company's shareholders approved the Foodarama Supermarkets, Inc. 2001 Stock Incentive Plan (the "2001 Plan"). The 2001 Plan replaces the Foodarama Supermarkets, Inc. 1995 Stock Option Plan under which no options were granted.

The 2001 Plan originally provided for the issuance of up to 150,000 shares of Foodarama Supermarkets, Inc. Common Stock (subject to anti-dilution adjustment). On May 8, 2002 the Company's shareholders approved an amendment increasing the number of shares reserved for issuance under the 2001 Plan to 215,000 shares. No more than 50,000 shares of stock may be awarded to any one participant under the 2001 plan (see Note 14).

The types of awards that the Administrator may grant under the 2001 Plan are stock options, stock appreciation rights, restricted and non-restricted stock awards, phantom stock, performance awards, other stock grants or any combination of these awards.

On August 8, 2001 (the "2001 Grant Date"), the Company granted 107,500 shares as stock options and 11,000 shares in the form of Stock Performance Units (the "Units"). On September 12, 2002 (the "2002 Grant Date"), the Company granted an additional 3,800 shares in the form of Stock Performance Units. The Units represent deferred compensation based upon the increase or decrease in the market value of the Company's common stock during the grantee's employment.

The stock options consist of 50,000 shares granted to each of the Chairman of the Board and the President of the Company and vest quarterly from the grant date over a five-year period. The remaining 7,500 shares were granted to certain officers and elected board members of the Company and vest, per individual, 250 shares at the Grant Date and 250 shares each year thereafter for the next two to three years. During fiscal 2003, the Company's Chairman of the Board returned 10,000 stock options to the Company as part of a settlement of a derivative shareholder lawsuit (see Note 14).

The Units are payable in cash only. The Units granted on the 2001 Grant Date were granted to certain officers and senior management of the Company and vest, per individual, 250 units at the Grant Date and 250 units thereafter, for the next one to three years. Units granted at the 2002 Grant Date were granted to certain management personnel and vest, per individual, between 200 and 250 units at the 2002 Grant Date with the remaining units vesting in the next year.

The term of the stock options and Units granted expire ten years after the grant date. The exercise price of the options and the market price of the Company's Common Stock at the date of grant were $19.60 and $36.50, respectively, for the options and Units granted on August 8, 2001. The exercise price and market price for the Units granted September 12, 2002 was $25.00. At the 2001 Grant Date, the Company recorded deferred compensation expense and a related adjustment to capital in excess of par of $1,817,000 relating to the stock options granted. For each of the years ended October 30, 2004, November 1, 2003 and November 2, 2002, the Company realized compensation expense relating to the stock option plan of $372,000. For the years ended October 30, 2004, November 1, 2003 and November 2, 2002, the Company realized compensation expense of $84,000, compensation income of $15,000 and compensation expense of $72,000, respectively, related to the Units granted, based on the market price of the Company's common stock of $37.50 at October 30, 2004, $25.25 at November 1, 2003 and $27.00 at November 2, 2002.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The following table summarizes Stock Option and Units activity:

                                                                          Options Outstanding
                                  -------------------------------------------------------------------------------------------------
                                                  Stock Options                                 Stock Performance Units
                                  -------------------------------------------     -------------------------------------------------
                                            Exercise Price   Weighted Average                   Exercise Price     Weighted Average
                                   Shares      Per Share      Exercise Price      Units            Per Share        Exercise Price
                                  -------------------------------------------------------------------------------------------------
Outstanding November 3, 2001      107,500      $  19.60          $  19.60         11,000                  $19.60       $  19.60
  Additional shares reserved
  Granted ..................           --            --                --          3,800                   25.00          25.00
  Exercised ................       (1,000)        19.60             19.60         (8,000)                  19.60          19.60
                                  -------------------------------------------------------------------------------------------------
Outstanding November 2, 2002      106,500      $  19.60          $  19.60          6,800       $19.60 to  $25.00       $  22.62
                                  -------------------------------------------------------------------------------------------------
  Granted ..................           --            --                --             --                      --             --
  Returned .................      (10,000)           --                --             --                      --             --
  Exercised ................         (500)        19.60             19.60             --                      --             --
                                  -------------------------------------------------------------------------------------------------
Outstanding November 1, 2003       96,000      $  19.60          $  19.60          6,800       $19.60 to  $25.00       $  22.62
                                  -------------------------------------------------------------------------------------------------
  Granted ..................           --            --                --             --                      --             --
  Forfeited ................           --            --                --           (250)                  19.60             --
  Exercised ................         (750)        19.60             19.60         (6,300)         19.60 to 25.00          22.86
                                  -------------------------------------------------------------------------------------------------
Outstanding October 30, 2004       95,250      $  19.60          $  19.60            250                  $19.60       $  19.60
                                  =================================================================================================
Options exercisable at:
  November 2, 2002 .........       23,000      $  19.60          $  19.60          2,900       $19.60 to  $25.00       $  22.62
  November 1, 2003 .........       44,500      $  19.60          $  19.60          6,550       $19.60 to  $25.00       $  22.62
  October 30, 2004 .........       65,250      $  19.60          $  19.60            250                  $19.60       $  19.60




                                    Stock Options
                                       and Units
                                  Available for Grant
                                  -------------------
Outstanding November 3, 2001             31,500
  Additional shares reserved             65,000
  Granted ..................             (3,800)
  Exercised ................                 --
                                  -------------------
Outstanding November 2, 2002             92,700
                                  -------------------
  Granted ..................                 --
  Returned .................             10,000
  Exercised ................                 --
                                  -------------------
Outstanding November 1, 2003            102,700
                                  -------------------
  Granted ..................                 --
  Forfeited ................                250
  Exercised ................                 --
                                  -------------------
Outstanding October 30, 2004            102,950
                                  ===================
Options exercisable at:
  November 2, 2002 .........
  November 1, 2003 .........
  October 30, 2004 .........

Following is a summary of the status of stock options outstanding at October 30, 2004:

                                                     Outstanding Options                            Exercisable Options
                                        ---------------------------------------------------     -------------------------
                                                       Weighted Average
                                                          Remaining        Weighted Average              Weighted Average
Exercise Price                           Number       Contractual Life      Exercise Price      Number    Exercise Price
-------------------------------------------------------------------------------------------------------------------------
$19.60. ............................    95,250            6.75 years            $19.60          65,250        $19.60

NOTE 12--SHAREHOLDERS' EQUITY

On May 11, 2001, the Board of Directors authorized the Company to repurchase, in either open market or private transactions, up to $3,000,000 of its common stock. During the fiscal year ended November 2, 2002 the Board of Directors increased the authorized amount of common stock the Company could repurchase to $5,600,000. There were no shares repurchased during the fiscal years ended October 30, 2004 and November 1, 2003. During the fiscal year ended November 2, 2002 the Company repurchased 102,853 shares of its common stock at an aggregate cost of $4,523,670. During the fiscal years ended October 30, 2004, November 1, 2003 and November 2, 2002 the Company issued 750, 500 and 1,000 shares, respectively, of common stock due to the exercise of stock options, in accordance with the provisions of its 2001 Stock Incentive Plan (see Note 11).

NOTE 13--INCOME TAXES

The income tax provisions consist of the following:

                                                                                       Fiscal 2004      Fiscal 2003     Fiscal 2002
                                                                                       ---------------------------------------------
Federal
  Current ........................................................................       $  (172)        $ (3,000)        $  1,035
  Deferred .......................................................................           378            3,562              688
State and local
  Current ........................................................................         2,332            2,007              181
  Deferred .......................................................................        (1,435)          (1,047)             258
                                                                                       ---------------------------------------------
                                                                                         $ 1,103         $  1,522         $  2,162
                                                                                       =============================================

The following tabulations reconcile the federal statutory tax rate to the effective rate:

                                                                                       Fiscal 2004      Fiscal 2003     Fiscal 2002
                                                                                       ---------------------------------------------

Tax provision at the statutory rate ..............................................          34.0%            34.0%            34.0%
State and local income tax provision net of federal income tax ...................           5.9%             5.9%             5.9%
Goodwill amortization not deductible for tax purposes ............................            --               --               .9%
Tax credits ......................................................................          (2.1)%           (1.7)%            (.3)%
Other ............................................................................             2%             1.8%             (.5)%
                                                                                       ---------------------------------------------
Actual tax provision .............................................................          38.0%            40.0%            40.0%
                                                                                       =============================================

                               2004 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

Net deferred tax assets and liabilities consist of the following:

                                                                                            October 30,         November 1,
                                                                                               2004                 2003
                                                                                            -------------------------------
         Current deferred tax assets
           Deferred revenue and gains on sale/leaseback .......................             $     79              $     94
           Allowances for uncollectible receivables ...........................                  564                   409
           Unearned promotional allowance .....................................                  304                    --
           Inventory capitalization ...........................................                  315                   134
           Closed store reserves ..............................................                   79                   255
           Vacation accrual ...................................................                  603                   606
           Federal tax credits ................................................                  369                    --
           Accrued postemployment .............................................                  217                   184
           Accrued postretirement .............................................                1,495                 1,186
           Other ..............................................................                   37                    37
                                                                                            -------------------------------
                                                                                               4,062                 2,905
                                                                                            -------------------------------
         Current deferred tax liabilities
           Prepaids ...........................................................                 (508)                 (417)
           Patronage dividend receivable ......................................               (3,977)               (3,476)
           Accelerated real estate taxes ......................................                 (214)                 (206)
           Prepaid pension ....................................................                 (942)                 (968)
                                                                                            -------------------------------
                                                                                              (5,641)               (5,067)
                                                                                            -------------------------------
         Current deferred tax liability, net ..................................             $ (1,579)             $ (2,162)
                                                                                            ===============================
         Noncurrent deferred tax assets
           Lease obligations ..................................................             $  7,435              $  5,581
           State tax credits ..................................................                2,969                 1,368
           Minimum pension liability ..........................................                2,093                 2,110
           Stock options and deferred compensation ............................                  490                   350
           Federal and State loss carryforwards ...............................                1,177                   115
                                                                                            -------------------------------
                                                                                              14,164                 9,524
           Valuation allowance ................................................                  (85)                  (85)
                                                                                            -------------------------------
                                                                                              14,079                 9,439
                                                                                            -------------------------------
         Noncurrent deferred tax liabilities
           Depreciation .......................................................              (14,846)              (10,845)
           Pension obligations ................................................               (1,176)                 (994)
           Other ..............................................................                 (349)                 (349)
                                                                                            -------------------------------
                                                                                             (16,371)              (12,188)
                                                                                            -------------------------------
         Noncurrent deferred tax liability, net ...............................             $ (2,292)             $ (2,749)
                                                                                            ===============================

At October 30, 2004 and November 1, 2003, minimum pension liability of $2,093,000 and $2,110,000, respectively, was charged against accumulated other comprehensive income (see Note 15).

At October 30, 2004, the Company has Federal net operating loss carryforwards of approximately $3,135,000 expiring through October 2024. In addition, the Company has Federal tax credit carryforwards of $369,000.

At October 30, 2004, the Company has State net operating loss carryforwards of approximately $1,180,000 expiring through October 2012. The utilization of certain State net operating losses may be limited in any given year. A valuation allowance has been provided for net operating losses that are not expected to be utilized. The Company believes the results of historical taxable income and the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Effective in fiscal year 2003, the Company is subject to the New Jersey Alternative Minimum Assessment ("AMA") that was part of the Business Tax Reform Act passed in the State of New Jersey. Taxpayers are required to pay the AMA, which is based upon either New Jersey Gross Receipts or New Jersey Gross Profits, if the AMA exceeds the tax based on taxable net income. An election must be made in the first year to use either the Gross Profits or Gross Receipts method and must be kept in place for five years, at which time the election may be changed.

At October 30, 2004, the Company has New Jersey AMA tax credit carryforwards of $4,386,000. The utilization of this credit may commence in fiscal 2007 and at that time the amount of credit may be limited based on taxable net income. In addition, the Company has other state tax credit carryforwards of $115,000.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 14--COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved in various legal actions and claims arising in the ordinary course of business. Management believes that the outcome of any such litigation and claims will not have a material effect on the Company's financial position or results of operations.

Shareholder Lawsuit

On March 27, 2002, certain shareholders (the "Plaintiffs") filed a derivative action against the Company, as nominal defendant, and against all five members of the Board of Directors (together, the "Defendants"), in their capacities as directors and/or officers of the Company. The lawsuit alleged that the Defendants breached their fiduciary duties to the Company and its shareholders and sought to "enrich and entrench themselves at the shareholders' expense" through their previous recommendation, implementation and administration of the 2001 Stock Incentive Plan (the "2001 Plan"), which was approved by the Company's shareholders on April 4, 2001, and by proposing an amendment to the 2001 Plan to increase the number of shares of Common Stock available for issuance by 65,000 shares and an amendment to the Company's amended and restated certificate of incorporation (the "Certificate of Incorporation") to create a classified Board of Directors consisting of five classes of directors, with only one class standing for election in any year for a five-year term. The shareholders of the Company approved the amendments to the 2001 Plan and the Certificate of Incorporation on May 8, 2002 (see Note 11).

On July 23, 2003, the Superior Court of New Jersey, Middlesex County (the "Court"), approved the settlement of the shareholder derivative action filed by the Plaintiffs. Pursuant to the terms of the settlement, 1) the Company's five-year classified board has been eliminated and the Defendants have agreed not to submit any proposal to the shareholders of the Company in connection with the implementation of a classified board for a five-year period ending on July 22, 2008; 2) the 2001 Plan was amended so that the maximum number of shares of the Company's common stock that can be awarded to any individual thereunder shall be 50,000; and 3) the 2001 Plan was amended to require that the exercise price of any options or other stock-based compensation granted thereunder shall be equal to the closing market price of the Company's common stock on the date of grant. In addition, the Company's Chairman of the Board returned to the Company 10,000 stock options previously awarded to him under the 2001 Plan.

The Plaintiffs had applied to the Court for an award of attorneys' fees in the amount of $975,000. The Company's directors and officers' liability insurance carrier reserved its rights under the Company's directors and officers' liability insurance policy with respect to the claims made in the derivative action, including claims for the Plaintiffs' attorneys' fees and costs of defense, and had preliminarily advised the Company that certain of the claims made in the derivative action and related legal expenses were not, in the insurance carrier's view, covered by the policy. During fiscal 2004, the Company reached a court-approved settlement with the Plaintiffs as well as a settlement with its directors and officers' insurance carrier. As a result of the settlement, the effect to the Company was a decrease in net income, after tax effect, of $214,000.

Commitments

Employment Agreement

On November 2, 2003 the Company entered into a two-year employment agreement (the "Agreement") with its Chairman of the Board. The Agreement provides for an annual salary of $325,000 in fiscal 2004 and $275,000 in fiscal 2005. The Agreement also provides for participation in the Company's incentive compensation plan and 401(k) plan through the term of the Agreement. In addition, health and life insurance and postretirement benefits will be provided during the lifetime of both the Chairman of the Board or his spouse.

Guarantees

The Company remains contingently liable under leases assumed by third parties. As of October 30, 2004, the minimum annual rental under these leases amounted to approximately $1,720,000 expiring at various dates through 2011. The Company has not experienced and does not anticipate any material nonperformance by such third parties.

NOTE 15--RETIREMENT AND BENEFIT PLANS

Defined Benefit Plans

The Company sponsors two defined benefit pension plans covering administrative personnel and members of a union. Employees covered under the administrative pension plan earned benefits based upon a percentage of annual compensation and could make voluntary contributions to the plan. Employees covered under the union pension benefit plan earn benefits based on a fixed amount for each year of service. The Company's funding policy is to pay at least the minimum contribution required by the Employee Retirement Income Security Act of 1974. The plans' assets consist primarily of publicly traded stocks and fixed income securities.

                               2004 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

A summary of the plans' funded status and the amounts recognized in the consolidated balance sheets as of October 30, 2004 and November 1, 2003 follows:

                                                                                                 October 30,     November 1,
                                                                                                     2004           2003
                                                                                                 ---------------------------
         Change in benefit obligation
           Benefit obligation--beginning of year ..........................................       $ (8,886)       $ (7,807)
           Service cost ...................................................................           (247)           (117)
           Interest cost ..................................................................           (534)           (529)
           Actuarial loss .................................................................           (525)         (1,070)
           Plan amendments ................................................................            (16)             --
           Benefits paid ..................................................................            682             637
                                                                                                 ---------------------------
           Benefit obligation--end of year ................................................         (9,526)         (8,886)
                                                                                                 ---------------------------
         Change in plan assets
           Fair value of plan assets--beginning of year ...................................          5,761           4,788
           Actual return on plan assets ...................................................            430             303
           Employer contributions .........................................................            900           1,307
           Benefits paid ..................................................................           (682)           (637)
           Administrative expense .........................................................             --              --
                                                                                                 ---------------------------
           Fair value of plan assets--end of year .........................................          6,409           5,761
                                                                                                 ---------------------------
         Funded status ....................................................................         (3,117)         (3,125)
         Unrecognized prior service cost ..................................................            209             242
         Unrecognized net loss from past experience different
           from that assumed ..............................................................          5,233           5,274
         Unrecognized transition asset ....................................................             --              --
                                                                                                 ---------------------------
         Net amount recognized--end of year ...............................................       $  2,325        $  2,391
                                                                                                 ===========================
         Projected benefit obligation--end of year ........................................       $ (9,526)       $ (8,886)
                                                                                                 ===========================
         Accumulated benefit obligation--end of year ......................................       $ (9,526)       $ (8,886)
                                                                                                 ===========================
         Fair value of plan assets ........................................................       $  6,409        $  5,761
                                                                                                 ===========================

Amounts recognized in the consolidated balance sheets consist of:

                                                                                                 October 30,     November 1,
                                                                                                     2004           2003
                                                                                                 ---------------------------
         Prepaid benefit cost .................................................................     $     --      $     --
         Accrued benefit liability ............................................................       (3,117)       (3,125)
         Intangible asset .....................................................................          209           242
         Accumulated other comprehensive income ...............................................        5,233         5,274
                                                                                                 ---------------------------
         Net amount recognized--end of year ...................................................     $  2,325      $  2,391
                                                                                                 ---------------------------

Components of net periodic benefit cost:

                                                                                    Fiscal          Fiscal         Fiscal
                                                                                     2004            2003           2002
                                                                                   ---------------------------------------
         Service cost--benefits earned during the period ..................        $   247         $   117         $    94
         Interest expense on benefit obligation ...........................            534             529             511
         Expected return on plan assets ...................................           (472)           (388)           (475)
         Settlement (gain) loss recognized ................................            244             318             350
         Amortization of prior service costs ..............................             49              49              37
         Amortization of unrecognized net loss (gain) .....................            364             391             197
         Amortization of unrecognized transition
           obligation (asset) .............................................             --              --              (5)
                                                                                   ---------------------------------------
         Net periodic benefit cost ........................................        $   966         $ 1,016         $   709
                                                                                   =======================================
         Additional information:
                  Increase (decrease) in minimum pension liability
                       included in other comprehensive income .............        $   (41)        $   447         $ 1,626
                                                                                   =======================================

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

Assumptions

The weighted average economic assumptions used to determine benefit obligations at fiscal year-end are as follows:

                                                          October 30,               November 1,           November 2,
                                                             2004                      2003                   2002
                                                       -----------------------------------------------------------------
         Discount rate (pension) ..................          5.75%                     6.25%                  7.00%
         Discount rate (postretirement) ...........          5.00%                     5.00%                  5.75%
         Rate of compensation increase ............           N/A                       N/A                    N/A
         Measurement date .........................    October 30, 2004          November 1, 2003       November 2, 2002

The weighted average economic assumptions used to determine benefit cost for the fiscal years ended on the dates indicated are as follows:

                                                          October 30,               November 1,           November 2,
                                                             2004                      2003                   2002
                                                       -----------------------------------------------------------------
         Discount rate (pension) ..................          6.25%                     7.00%                   7.25%
         Discount rate (postretirement) ...........          5.00%                     5.75%                   6.25%
         Expected return on plan assets ...........          8.00%                     8.00%                   8.00%
         Rate of compensation increase ............           N/A                       N/A                     N/A

Plan Assets and Expected Returns

The investments of the defined benefit plans are managed with the following objectives:

o To ensure that the principal of the Plan is preserved and enhanced over the long term, both in real and nominal terms

o     To manage (control) risk exposure

o     To exceed the funding requirement over a market cycle (3-5 years)

Risk is managed by investing in a broad range of asset classes, and within those asset classes, a broad range of individual securities. With the exception of Foodarama common stock already held by the plans, no more than two percent (2%) of plan assets may be invested in any one security.

The defined benefit plans' asset allocation as of October 30, 2004 and November 1, 2003 and the target allocation of the administrative pension plan (which accounts for approximately 70% of total pension assets) for fiscal 2005 are as follows:

                                                                      Target           October 30,    November 1,
         Asset Class                                             Allocation Range         2004            2003
         --------------------------------------------------------------------------------------------------------
         Equity securities ...................................        33%-70%             83.3%           77.5%
         Debt securities .....................................        14%-23%              9.1%            9.1%
         Real estate .........................................             0%              0.0%            0.0%
         Other ...............................................         7%-13%              7.6%           13.4%
                                                                                       --------------------------
         Total ...............................................                           100.0%          100.0%
                                                                                       ==========================

As of October 30, 2004 and November 1, 2003, equity securities included 37,200 shares of common stock of the Company with a fair value of $1,395,000 and $939,000, respectively.

The Trustees of the plans monitor the plan's performance on a quarterly basis and review the target allocation at least annually. The Trustees will also report at least annually to the Board of Directors and the Pension Committee on the status of the plans' assets, the performance of the investment managers and the absolute, relative and comparative performance of the plans' investments.

To develop the expected long-term rate of return on asset assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. Based on these factors and the asset allocation discussed below, the Company elected to use an 8.0% expected return on plan assets in determining pension expense for fiscal 2004. This is the same expected return on plan assets used in determining pension expense for fiscal 2003 and fiscal 2002. The assumptions were net of expected plan expenses payable from the plans' assets.

The Company estimates that a 0.50% decrease in the expected return on pension plan assets would have increased pension expense by approximately $29,000 during fiscal 2004.

                               2004 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

                                                                    Defined
            Fiscal Year                                          Benefit Plans
            ------------------------------------------------------------------
            2005 ............................................      $     716
            2006 ............................................            662
            2007 ............................................            933
            2008 ............................................            574
            2009 ............................................            508
            2010 to 2014 ....................................          3,550
                                                                   -----------
            Total ...........................................      $   6,943
                                                                   ===========

Company Contributions

Based on the Company's actuarial assumptions the Company believes it will be required to make contributions to its defined benefit pension plans of $1,253,000 in fiscal 2005.

Additional Information

On September 30, 1997, the Company adopted an amendment to freeze all future benefit accruals relating to the plan covering administrative personnel. A curtailment gain of $55,000 was recorded related to this amendment.

At October 30, 2004 and November 1, 2003, the accumulated benefit obligation exceeded the fair value of the plans' assets in both defined benefit plans. The provisions of Statement of Financial Accounting Standards No. 87 ("SFAS 87"), "Employers' Accounting for Pensions," require recognition in the balance sheet of an additional minimum liability and related intangible asset for pension plans with accumulated benefits in excess of plan assets; any portion of such additional liability which is in excess of the plan's prior service cost is reflected as a direct charge to equity, net of related tax benefit. Accordingly, at October 30, 2004 and November 1, 2003, a liability of $5,442,000 and $5,516,000, respectively, was included in other long-term liabilities, an intangible asset equal to the prior service cost of $209,000 and $242,000, respectively, is included in other assets, and a charge of $5,233,000 and $5,274,000, before a deferred tax benefit of $2,093,000 and $2,110,000, respectively, is reflected as a minimum pension liability in shareholders' equity in the consolidated balance sheet.

Multi-Employer Plans

Health, welfare and retirement expense was approximately $18,159,000 in fiscal 2004, $17,230,000 in fiscal 2003 and $13,240,000 in fiscal 2002, under plans covering union employees. Such plans are administered through the unions involved. Under federal legislation regarding such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the legislation) from a plan or plan termination. The Company participates in a number of these pension plans and may have a potential obligation as a participant. The information required to determine the total amount of this contingent obligation, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available. However, the Company has no present intention of withdrawing from any of these plans, nor has the Company been informed that there is any intention to terminate such plans.

401(k)/Profit Sharing Plan

The Company maintains an employee 401(k) Savings Plan (the "Plan") for all qualified non-union employees. Employees are eligible to participate in the Plan after completing one year of service (1,000 hours) and attaining age 21. Employee contributions are discretionary to a maximum of 30% of eligible compensation, to a maximum of $14,000. The Company matches 25% of the employees' contributions up to 6% of employee compensation. The Company has the right to make additional discretionary contributions, which are allocated to each eligible employee in proportion to their eligible compensation, which was 2.00% for fiscal years 2004, 2003 and 2002. 401(k) expense for the fiscal years 2004, 2003 and 2002 was approximately $761,000, $715,000 and $630,000, respectively.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 16--OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

Postretirement Benefits

The Company will provide certain current officers and provided former officers with supplemental income payments and limited medical benefits during retirement. The Company recorded an estimate of deferred compensation payments to be made to the officers based on their anticipated period of active employment and the relevant actuarial assumptions at October 30, 2004 and November 1, 2003, respectively.

A summary of the plan's funded status and the amounts recognized in the consolidated balance sheets as of October 30, 2004 and November 1, 2003, follows:

                                                                                                        October 30,     November 1,
                                                                                                           2004            2003
                                                                                                        ---------------------------
         Change in benefit obligation
           Benefit obligation--beginning of year ................................................        $(5,019)        $(4,656)
           Service cost .........................................................................           (168)           (125)
           Interest cost ........................................................................           (313)           (271)
           Actuarial gain (loss) ................................................................           (230)            122
           Plan amendments ......................................................................            (75)           (109)
           Benefits paid ........................................................................             --              20
                                                                                                        ---------------------------
           Benefit obligation--end of year ......................................................         (5,805)         (5,019)
                                                                                                        ---------------------------
         Change in plan assets
           Fair value of plan assets--beginning of year .........................................             --              --
           Actual return on plan assets .........................................................             --              --
           Employer contributions ...............................................................             --              20
           Benefits paid ........................................................................             --             (20)
                                                                                                        ---------------------------
           Fair value of plan assets--end of year ...............................................             --              --
                                                                                                        ---------------------------
         Funded status ..........................................................................         (5,805)         (5,019)
         Unrecognized prior service cost ........................................................            197             200
         Unrecognized net loss from past experience different from that assumed .................          1,916           1,890
                                                                                                        ---------------------------
         Accrued postretirement benefit cost ....................................................        $(3,692)        $(2,929)
                                                                                                        ===========================
         Projected benefit obligation--end of year ..............................................        $(5,805)        $(5,019)
                                                                                                        ===========================
         Accumulated benefit obligation--end of year ............................................        $(5,805)        $(5,019)
                                                                                                        ===========================
         Fair value of plan assets ..............................................................        $    --         $    --
                                                                                                        ===========================

Net postretirement benefit expense consists of the following:

                                                                                           Fiscal 2004   Fiscal 2003   Fiscal 2002
                                                                                           ---------------------------------------
         Service cost--benefits earned during the period ........................              $168          $125          $106
         Interest expense on benefit obligation .................................               313           271           238
         Expected return on plan assets .........................................                --            --            --
         Amortization of prior service costs ....................................                78            23            23
         Amortization of unrecognized net loss (gain) ...........................               204           137           108
         Amortization of unrecognized transition obligation (asset) .............                --            --            --
                                                                                           ---------------------------------------
         Postretirement benefit expense .........................................              $763          $556          $475
                                                                                           =======================================

Assumptions

The weighted average economic assumptions used to determine benefit obligations at fiscal year-end are as follows:

                                                      October 30, 2004             November 1, 2003           November 2, 2002
                                                      ------------------------------------------------------------------------
         Discount rate ...........................          5.75%                        6.25%                      7.00%
         Rate of compensation increase ...........          4.00%                        4.00%                      4.00%
         Measurement date ........................    October 30, 2004             November 1, 2003           November 2, 2002

                               2004 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

The weighted average economic assumptions used to determine benefit cost for the fiscal years ended on the dates indicated are as follows:

                                                                             October 30, 2004    November 1, 2003   November 2, 2002
                                                                             -------------------------------------------------------
         Discount rate ...................................................          6.25%             7.00%             7.25%
         Expected long-term rate of return
           on plan assets during fiscal year .............................           N/A               N/A               N/A
         Rate of compensation increase ...................................          4.00%             4.00%             5.50%

The assumed health care cost trend rates to determine benefit obligations at fiscal year-end are as follows:

                                                                             October 30, 2004    November 1, 2003   November 2, 2002
                                                                             -------------------------------------------------------
         Health care cost trend rate assumed
           for subsequent year ............................................          11.00%            12.00%            12.00%
         Ultimate health care cost trend rate .............................           5.50%             5.50%             5.50%
         Fiscal year that the ultimate rate
           is reached .....................................................           2010              2010              2010

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement plan. A 1% change in assumed health care cost trend rates would have the following effects as of October 30, 2004:

                                                                                                     1% Increase   1% Decrease
                                                                                                     -------------------------
         Total of service and interest cost components .........................................         $  6         $ (5)
         Postretirement benefit obligation .....................................................         $ 81         $(68)

Plan Assets and Expected Returns

The Postretirement Plan is unfunded and the Company plans to fund benefits as they are due and payable. Therefore, no asset allocation or target allocation is presented.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

                                                                                 Other
                                                                           Postretirement
                      Fiscal Year                                                Plan
                      -------------------------------------------------------------------
                      2005 .............................................     $         36
                      2006 .............................................              260
                      2007 .............................................              402
                      2008 .............................................              404
                      2009 .............................................              405
                      2010 to 2014 .....................................            2,165
                                                                             ------------
                      Total ............................................     $      3,672
                                                                             ============

Company Contributions

Based on the Company's actuarial assumptions, the Company believes it will be required to make future contributions to its postretirement benefit plan equal to the estimated future benefit payments summarized above.

Estimated Postretirement Costs for Future Years

Actual postretirement costs in the future will depend on changes in discount rates, the rate of increase in compensation, health care cost trends and various other factors related to the employees eligible in the Company's postretirement plan.

Medicare Changes

The financial information included herein does not reflect the anticipated financial effect of the new Medicare Prescription Drug Improvement and Modernization Act of 2003 as the legislation is not expected to have a significant impact on the Company's financial statements. Changes in the postretirement benefits related to Medicare changes will be reflected as actuarial (gains)/losses as they occur.

Postemployment Benefits

Under SFAS No. 112, the Company is required to accrue the expected cost of providing postemployment benefits, primarily short-term disability payments, over the working careers of its employees.

The accrued liability under SFAS No. 112 as of October 30, 2004 and November 1, 2003 was $536,000 and $454,000, respectively.

                  FOODARAMA SUPERMARKETS, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 17--EARNINGS PER SHARE

                                                                             Fiscal 2004       Fiscal 2003      Fiscal 2002
                                                                             ----------------------------------------------
         Basic EPS
           Net income available to common shareholders ..............        $    1,800        $    2,283        $    3,240
                                                                             ==============================================
           Weighted average shares outstanding ......................           987,132           986,789         1,024,235
                                                                             ----------------------------------------------
           Per share amount .........................................        $     1.82        $     2.31        $     3.16
                                                                             ==============================================
         Effect of Dilutive Securities
           Stock options--incremental shares ........................            43,035            24,561            51,795
                                                                             ==============================================
         Dilutive EPS
           Weighted average shares outstanding including
             incremental shares .....................................         1,030,167         1,011,350         1,076,030
                                                                             ----------------------------------------------
           Per share amount .........................................        $     1.75        $     2.26        $     3.01
                                                                             ==============================================

NOTE 18--NONCASH INVESTING AND FINANCING ACTIVITIES

During fiscal 2004, 2003 and 2002, the Company retired property and equipment with an original cost of $2,838,000, $7,280,000 and $37,000 and accumulated depreciation of $2,835,000, $7,117,000 and $33,000, respectively.

During fiscal 2004, 2003 and 2002, the Company reclassed $6,810,000, $12,854,000 and $4,584,000, respectively, of construction in progress to leasehold improvements and equipment. In addition, during fiscal 2003, the Company reclassed $829,000 from deposits on equipment to equipment.

At October 30, 2004, the Company had an additional minimum pension liability of $5,442,000, a related intangible asset of $209,000 and a direct charge to equity of $3,140,000, net of deferred taxes of $2,093,000. At November 1, 2003, the Company had an additional minimum pension liability of $5,516,000, a related intangible asset of $242,000 and a direct charge to equity of $3,164,000, net of deferred taxes of $2,110,000. At November 2, 2002, the Company had an additional minimum pension liability of $5,119,000, a related intangible asset of $292,000 and a direct charge to equity of $2,896,000, net of deferred taxes of $1,931,000.

During fiscal 2004, additional capital lease obligations of $21,934,000 were incurred when the Company entered into a lease for a new store and a lease modification for a replacement store. During fiscal 2003, capital lease obligations of $60,553,000 were incurred when the Company entered into leases for four new stores and two existing stores. During fiscal 2002, capital lease obligations of $9,958,000 were incurred when the Company entered into a lease for one new store.

During fiscal 2004, the Company was required to make additional investments in Wakefern of $1,351,000 and Insure-Rite, Ltd. of $131,000, for one new store, a replacement store and the acquisition of a store. During fiscal 2003, the Company was required to make additional investments in Wakefern of $1,200,000 and Insure-Rite, Ltd. of $127,000, for two new stores, which opened during fiscal 2003. In conjunction with these investments, liabilities were assumed for the same amount.

During fiscal 2003, the required investment in Wakefern increased from a maximum per store of $550,000 to $650,000. This resulted in an increase of $2,088,000 in the investment and obligations due Wakefern.

During fiscal 2002, $10,653,000 of outstanding Capital Expenditure loans were combined into the Company's Term Loan.

NOTE 19--ACQUISITION

During fiscal 2004, the Company acquired the assets of a store, excluding inventory, for $1,000,000 (the "Purchase Price"). The Purchase Price was allocated $75,000 to Leasehold Improvements, $389,000 to Equipment and $536,000 to Intangible Assets as a bargain lease.

                               2004 ANNUAL REPORT

                   Notes to Consolidated Financial Statements
            (Tabular dollars in thousands, except per share amounts)

NOTE 20--UNAUDITED SUMMARIZED CONSOLIDATED QUARTERLY INFORMATION

Summarized quarterly information for the years ended October 30, 2004 and November 1, 2003 was as follows:

                                                                                   Thirteen Weeks Ended
                                                          ------------------------------------------------------------------------
                                                          January 31, 2004     May 1, 2004     July 31, 2004      October 30, 2004
                                                          ------------------------------------------------------------------------
         Sales .......................................        $ 294,715         $ 279,043         $ 302,799           $ 298,642
         Gross profit ................................           77,100            74,411            80,268              78,140
         Net income (loss) ...........................            1,240               956               496                (892)
         Earnings (loss) available per share
           Basic .....................................             1.26               .97               .50                (.91)
           Diluted ...................................             1.22               .93               .48                (.91)

The fourth quarter ended October 30, 2004 includes a pre-tax impairment charge of $1,198,000 (see Note 1).

                                                                                    Thirteen Weeks Ended
                                                          ------------------------------------------------------------------------
                                                           February 1, 2003    May 3, 2003     August 2, 2003     November 1, 2003
                                                          ------------------------------------------------------------------------
         Sales .......................................        $ 257,091         $ 254,578         $ 271,333           $ 266,651
         Gross profit ................................           64,757            66,583            70,022              71,635
         Net income ..................................              349               128               576               1,230
         Earnings available per share
           Basic .....................................               35               .13               .58                1.25
           Diluted ...................................               34               .13               .57                1.22

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Foodarama Supermarkets, Inc.
Howell, New Jersey

We have audited the accompanying consolidated balance sheets of Foodarama Supermarkets, Inc. and Subsidiaries as of October 30, 2004 and November 1, 2003 and the related consolidated statements of operations, shareholders' equity and cash flows for the fiscal years ended October 30, 2004, November 1, 2003 and November 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Foodarama Supermarkets, Inc. and Subsidiaries as of October 30, 2004 and November 1, 2003, and the results of their operations and their cash flows for the fiscal years ended October 30, 2004, November 1, 2003 and November 2, 2002, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, during the year ended November 1, 2003 the Company changed its method of accounting for goodwill in accordance with the adoption of SFAS 142 "Goodwill and Other Intangible Assets."


                                            /s/ Amper, Politziner & Mattia, P.C.

                                                AMPER, POLITZINER & MATTIA, P.C.

January 27, 2005
Edison, New Jersey

Officers and Directors

Directors

Joseph J. Saker
Chairman of the Board,
Foodarama Supermarkets, Inc.

Richard J. Saker
President and Chief Executive Officer,
Foodarama Supermarkets, Inc.

Albert A. Zager*
Shareholder, Zager, Fuchs, Ambrose & Krantz, P.C.,
Attorneys at Law

Charles T. Parton*
Chairman of the Board,
Two River Community Bank

Robert H. Hutchins*
President and Managing Director
Hutchins, Farrell, Meyer & Allison, P.A.,
Certified Public Accountants

*     Member, Audit & Stock Options Committees

Executive Officers

Joseph J. Saker
Chairman of the Board

Richard J. Saker
President and Chief Executive Officer

Michael Shapiro
Senior Vice President,
Chief Financial Officer and Treasurer

Emory A. Altobelli
Senior Vice President,
Corporate Subsidiaries and Services

Carl L. Montanaro
Senior Vice President,
Sales and Merchandising

Joseph J. Saker, Jr.
Senior Vice President,
Marketing and Advertising and Secretary

Robert V. Spires
Senior Vice President,
Human Resources and Labor Relations

Joseph C. Troilo
Senior Vice President,
Financial Administration,
Assistant Secretary
and Assistant Treasurer

General Counsel

Giordano, Halleran & Ciesla, P.C.
125 Half Mile Road
Middletown, NJ 07748

Independent Registered  Officer,
Public Accounting Firm

Amper, Politziner & Mattia, P.C.
2015 Lincoln Highway
P.O. Box 988
Edison, NJ 08818-0988

Transfer Agent & Registrar

American Stock Transfer Company
59 Maiden Lane
New York, NY 10038

Corporate Offices

922 Highway 33
Building 6, Suite 1
Howell, NJ 07731
(732) 462-4700

Form 10-K Report

A copy including the financial statements and the financial statement schedules, of the Company's Form 10-K Annual Report, as filed with the Securities and Exchange Commission, is available to shareholders without charge upon written request to:

Mr. Joseph C. Troilo
Senior Vice President
Foodarama Supermarkets, Inc.
922 Highway 33
Building 6, Suite 1
Freehold, NJ 07728

                                [GRAPHIC OMITTED]

                                     [LOGO]
                                   ShopRite(R)

                          FOODARAMA SUPERMARKETS, INC.
     922 Highway 33, Building 6, Suite 1, Howell, New Jersey (732) 462-4700